As filed with the Securities and Exchange Commission on July 17, 2003

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PRO-PHARMACEUTICALS, INC.

(Name of Small Business Issuer in its Charter)

Nevada	2834	04-3562325
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

189 Wells Avenue

Newton, Massachusetts 02459

(617) 559-0033

(Address and Telephone Number of Principal Executive Offices)

David Platt, Ph.D.

President and Chief Executive Officer

Pro-Pharmaceuticals, Inc.

189 Wells Avenue

Newton, Massachusetts 02459

(617) 559-0033

(Name, Address and Telephone Number of Agent for Service)

with copies to:

Jonathan C. Guest, Esq.

Perkins, Smith & Cohen, LLP

One Beacon Street

Boston, Massachusetts 02108

(617) 854-4000

Approximate date of commencement of proposed sale to the public:  As soon as possible after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount Proposed to be Registered(1)(2)	Proposed Maximum Offering Price per Share	Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common Stock, $.001 par value(4)	2,843,304	$4.25(5)	$12,084,042(5)	$977.60

(1)	Total represents 2,843,304 shares of common stock to be offered by selling security holders of the Registrant. In the event of a stock split, stock dividend or similar transaction involving the common stock of the Registrant, in order to prevent dilution, the number of shares registered shall be automatically increased to cover additional shares in accordance with Rule 416(a) under the Securities Act.
(2)	Includes 98,320 shares of common stock that remain unsold and are being carried forward from Registration Statement No. 333-74604 pursuant to Rule 429 of the Securities Act of 1933, for which a filing fee of $31 was previously paid. Upon being declared effective, this registration statement shall constitute a post-effective amendment to Registration Statement No. 333-74604.
(3)	A filing fee of $31 was previously paid for the 98,320 shares of common stock carried forward from Registration Statement No. 333-74604 pursuant to Rule 429.
(4)	Common stock outstanding held by selling security holders.
(5)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act based on the average of the high and low sales prices of the common stock on July 15, 2003, as reported on the OTC Bulletin Board.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 17, 2003

PRO-PHARMACEUTICALS, INC.

2,843,304 Shares of Common Stock

$.001 par value

We are registering up to 2,843,304 shares of our common stock for sale by certain shareholders of our company from time to time. The selling security holders will receive all the proceeds from the sale of the offered shares. See “Selling Security Holders” on page 26 of this prospectus.

Our common stock is traded on the OTC Bulletin Board under the symbol “PROH”. The last reported sales price of the common stock on July 15, 2003 was $4.30 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 2 to read about certain risks you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Our principal executive offices are located at 189 Wells Avenue, Newton, Massachusetts 02459. Our telephone number is (617) 559-0033.

The date of this Prospectus is                 .

PROSPECTUS SUMMARY

About This Prospectus

This prospectus is part of a registration statement we filed with the U.S. Securities and Exchange Commission. You should rely on the information provided in this prospectus. Neither we nor the selling security holders listed in this prospectus have authorized anyone to provide you with information different from that contained in this prospectus. The selling security holders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Applicable SEC rules may require us to update this prospectus in the future.

About Pro-Pharmaceuticals, Inc.

We are engaged in research and development of drug technologies to enable targeted delivery of widely used chemotherapy drugs. We intend initially to combine our proprietary carbohydrate compounds with existing generic chemotherapy drugs used to treat cancer. We believe our technology will increase the body’s tolerance to these toxic drugs by targeting the delivery directly to cancerous cells. Our company’s approach of improving existing chemotherapy drugs by adding a targeting mechanism should reduce the toxicity and increase the efficacy of these drugs thereby creating a preferable treatment to existing first line regimens. Additionally, we believe that this drug development strategy will enable our company to gain patent protection on drugs we reformulate with our carbohydrate compounds.

The U.S. Food and Drug Administration (the “FDA”) has approved our first Investigational New Drug Application (“IND”) for Phase I human clinical trials relating to colorectal cancer. Additionally, the FDA also approved our amendment to broaden the scope of our IND to include all solid tumors. We have begun clinical trials of our drug and are in the process of collecting results. Also, we are currently conducting preclinical animal experiments with additional IND candidates. We have not yet generated any operating revenues.

We were incorporated under Nevada law in January 2001. Shares of our common stock currently are quoted on the OTC Bulletin Board under the symbol “PROH”.

Our address is 189 Wells Avenue, Newton, Massachusetts 02459. Our telephone number is (617) 559-0033, fax number is (617) 928-3450, e-mail address is foley@pro-pharmaceuticals.com, and our website address is www.pro-pharmaceuticals.com.

THE OFFERING

Common stock offered by the selling security holders:	2,843,304 shares

Common stock currently outstanding (as of May 31, 2003):	20,323,600 shares

Use of Proceeds:	We will not receive any of the proceeds from the sale of the shares owned by the selling security holders.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest in our common stock. The risks described below are not the only ones facing our company. Additional risks not presently known to us or which we currently consider immaterial may also adversely affect our business. We have attempted to identify below the major factors that could cause differences between actual and planned or expected results, but we cannot assure you that we have identified all of those factors. If any of the following risks actually happen, our business, financial condition and operating results could be materially adversely affected. In this case, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Pro-Pharmaceuticals

We Are At An Early Stage Of Development Without Operating History.    We are a development-stage company without operating history, and we have not generated any revenues to date. We have no therapeutic products available for sale, and none are expected to be commercially available for several years, if at all. We may never generate revenue or become profitable, even if we are able to commercialize any products.

We Have Incurred Net Losses To Date And Depend On Outside Capital.    Our accumulated deficit as of March 31, 2003 was approximately $8,778,098, which includes approximately $2,427,000 of various non-cash charges related to certain equity transactions. We will need to continue to conduct significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, we expect will result in substantial operating losses for the next several years. Accordingly, we will not be generating our own capital and will remain dependent on outside sources of financing during that time. If we are unable to raise funds from outside sources for our continuing operations, we may be adversely affected.

We may raise such capital through public or private equity financings, partnerships, debt financings, bank borrowings, or other sources. Additional funding may not be available on favorable terms or at all. If adequate funds are not otherwise available, we may curtail operations significantly. To obtain additional funding, we may need to enter into arrangements that require us to relinquish rights to certain technologies, products and/or potential markets. To the extent that additional capital is raised through the sale of equity, or securities convertible into equity, our equity holders may experience dilution of their proportionate ownership of the company.

Based on proceeds of approximately $4,311,000 received in our private placement which was completed in January 2003, of which approximately $1,088,000 was raised in 2003, proceeds of approximately $1,770,000 as of July 10, 2003 received in our recently completed private placement begun in May 2003, and approximately $1,921,000 in cash and cash equivalents as of December 31, 2002, and budgeted expenditures for the twelve-month period ending December 31, 2003 of approximately $3,700,000, we believe that we have sufficient capital to fund our operations for all of 2003 and approximately the first quarter of 2004. If actual expenses exceed our budget, however, we will need to raise additional capital sooner in order to meet our cash needs.

Our Product Candidates Will Be Based On Novel Unproven Technologies.    Our product candidates will be based upon novel unproven technologies that we plan to use to apply to drugs currently used in the treatment of cancer and other diseases. Carbohydrates are difficult to synthesize, and we may not be able to synthesize carbohydrates that would be usable as delivery vehicles for the anti-cancer drugs we plan to work with.

We Have Only Recently Begun Clinical Trials And Results Are Uncertain.    We have one product candidate in clinical trials. Preclinical results in animal studies are not necessarily predictive of outcomes in human clinical trials. Clinical trials are expensive, time-consuming and may not be successful. They involve the testing of potential therapeutic agents, or effective treatments, in humans in three phases (phases I, II, and III) to determine the safety and efficacy of the product candidates necessary for an approved drug. Many products in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. Even if our products progress successfully through initial human testing, they may fail in later stages of development. We will be dependent on others to conduct our clinical trials, including clinical research organizations and, possibly, government-sponsored agencies. These trials may not start or be completed as we forecast, or may be unsuccessful.

Our Product Candidates May Not Be Successfully Commercialized.    Even if our product candidates are successful in clinical trials, they may not be successfully commercialized. Potential products may be found ineffective or cause harmful side effects during preclinical testing or clinical trials, fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical to produce, fail to achieve market acceptance, or be precluded from commercialization by proprietary rights of third parties.

Our Lack Of Operating Experience May Cause Us Difficulty In Managing Our Growth.    We have no experience in manufacturing or procuring products in commercial quantities, conducting other later-stage phases of the regulatory approval process, selling pharmaceutical products, or negotiating, establishing and maintaining strategic relationships. Any growth of our company will require us to expand our management and our operational and financial systems and controls. If we are unable to do so, our business and financial condition would be materially harmed. If rapid growth occurs, it may strain our operational, managerial and financial resources.

We Will Depend On Third Parties To Manufacture And Market Our Products.    We do not have, and do not now intend to develop facilities for the manufacture of any of our products for clinical or commercial production. Accordingly, we will need to develop relationships with manufacturers and enter into collaborative arrangements with licensees or have others manufacture our products on a contract basis. We expect to depend on such collaborators to supply us with products manufactured in compliance with standards imposed by the FDA and foreign regulators. In addition, we have no direct experience in marketing, sales or distribution, and we do not intend to develop a sales and marketing infrastructure to commercialize our pharmaceutical products. If we develop commercial products, we will need to rely on licensees, collaborators, joint venture partners or independent distributors to market and sell those products.

We Depend On Key Individuals To Develop Our Products And Pursue Collaborations.    We are highly dependent on Dr. David Platt, President and Chief Executive Officer; Dr. Anatole Klyosov, a member of our Scientific Advisory Board and a consultant; and Dr. Eliezer Zomer, Vice President of Manufacturing and Product Development. The loss of any of these persons, or failure to attract or retain other key personnel, could prevent us from pursuing collaborations or developing our products and core technologies.

Risks Related to the Drug Development Industry

We Will Need Regulatory Approvals To Commercialize Our Products.    We currently do not have products approved for sale in the U.S. or any foreign market. We are required to obtain approval from the FDA in order to sell our products in the U.S. and from foreign regulatory authorities in order to sell our products in other countries. The FDA’s review and approval process is lengthy, expensive and uncertain. Extensive preclinical and clinical data and supporting information must be submitted to the FDA for each indication for each product candidate in order to secure FDA approval. The FDA could reject an application or require us to conduct additional clinical or other studies as part of the regulatory review process. Delays in obtaining or failure to obtain FDA approvals would prevent or delay the commercialization of our products, which would prevent, defer or decrease our receipt of revenues. If we receive initial regulatory approval, our product candidates will be subject to extensive and rigorous ongoing domestic and foreign government regulation.

Our Competitive Position Depends On Protection Of Our Intellectual Property.    Development and protection of our intellectual property are critical to our business. If we do not adequately protect our intellectual property, competitors may be able to practice our technologies. Our success depends in part on our ability to obtain patent protection for our products or processes in the United States and other countries, protect trade secrets, and prevent others from infringing on our proprietary rights.

Since patent applications in the United States are maintained in secrecy for at least portions of their pendency periods (published on U.S. patent issuance or, if earlier, 18 months from earliest filing date for most applications) and since other publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we are the first to make the inventions to be covered by our patent applications. The patent position of biopharmaceutical firms generally is highly uncertain and involves complex legal and factual questions. The U.S. Patent and Trademark Office has not established a consistent policy regarding the breadth of claims that it will allow in biotechnology patents.

We cannot assure you that all of our patent applications will issue as patents or that the claims of any issued patents will afford meaningful protection for our technologies or products. In addition, patents issued to us or our licensors may be challenged and subsequently narrowed, invalidated or circumvented. Patent litigation is widespread in the biotechnology industry and could harm our business. Litigation might be necessary to protect our patent position or to determine the scope and validity of third-party proprietary rights, and we may not have the required resources to pursue such litigation or to protect our patent rights.

Although we require our scientific and technical employees and consultants to enter into broad assignment of inventions agreements, we have not required Dr. Platt to do so. He has, however, assigned all his patents and patent applications of inventions related to our business. While our employees, consultants and corporate partners with access to proprietary information generally will be required to enter into confidentiality agreements, these agreements may not be honored.

Our Products Could Infringe The Intellectual Property Rights Of Others.    We cannot assure that products based on our patents or intellectual property that we license from others will not be challenged by a third party claiming infringement of its proprietary rights. If we were not able to successfully defend our patents or licensed right, we may have to pay substantial damages, possibly including treble damages, for past infringement.

We Face Intense Competition In The Biotechnology And Pharmaceutical Industries.    The biotechnology and pharmaceutical industries are intensely competitive. We face direct competition from U.S. and foreign companies focusing on drug delivery technologies which are rapidly evolving. Our competitors include major, multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. Many of these competitors have greater financial and other resources, larger research and development staffs and more effective marketing and manufacturing organizations, than we do. In addition, academic and government institutions are increasingly likely to enter into exclusive licensing agreements with commercial enterprises, including our competitors, to market commercial products based on technology developed at such institutions. Our competitors may succeed in developing or licensing technologies and products that are more effective or less costly than ours, or succeed in obtaining FDA or other regulatory approvals for product candidates before we do.

Health Care Cost Containment Initiatives And The Growth Of Managed Care May Limit Our Returns.    Our ability to commercialize our products successfully will be affected by the ongoing efforts of governmental and third-party payors to contain the cost of health care. These entities are challenging prices of health care products and services, denying or limiting coverage and reimbursement amounts for new therapeutic products, and for FDA-approved products considered experimental or investigational, or which are used for disease indications without FDA marketing approval.

Even if we succeed in bringing any products to the market, they may not be considered cost-effective and third-party reimbursement might not be available or sufficient. If adequate third-party coverage is not available, we may not be able to maintain price levels sufficient to realize an appropriate return on our investment in research and product development. In addition, legislation and regulations affecting the pricing of pharmaceuticals may change in ways adverse to us before or after any of our proposed products are approved for marketing.

Our Insurance Coverage May Not Be Adequate In All Circumstances.    In the future, we may, in the ordinary course of business, be subject to claims by, and liability to, persons alleging injury as a result of taking products we have under development. If we are successful in having products approved by the FDA, the sale of such products would expose us to additional potential product liability and other claims resulting from their use. This liability may result from claims made directly by consumers or by pharmaceutical companies or others selling such products. Although we currently have insurance coverage for both product liability and professional liability, it is possible that we will not be able to maintain such insurance on acceptable terms. Any inability to maintain insurance coverage on acceptable terms could prevent or limit the commercialization of any products we develop.

Risks Related to Our Stock

Stock Prices For Biopharmaceutical And Biotechnology Companies Are Volatile.    The market price for securities of biopharmaceutical and biotechnology companies historically has been highly volatile, and the market from time to time has experienced significant price and volume fluctuations that are unrelated to the operating performance of such companies. Fluctuations in the trading price or liquidity of our common stock may adversely affect our ability to raise capital through future equity financings.

Trading of Our Shares Could Be Adversely Affected Because Our Stock Is Not Listed And Is A “Penny Stock”.    Currently, our shares are traded on the OTC Bulletin Board (OTCBB) sponsored by the National Association of Securities Dealers. Trading volume in our shares is not consistent on a daily basis and our stockholders may be unable to sell their shares when they want or at a favorable price. We have not listed our stock and in the near term may not be able to meet the listing standards for any exchange or for the Nasdaq National Market or the Nasdaq SmallCap Market. Our stock is subject to SEC regulations that impose limitations upon the manner in which certain low priced equity securities, referred to as “penny stocks” are publicly traded. Under these regulations, a penny stock is defined as any equity security that has a market price of less than $5.00 per share, subject to certain exceptions for which we do not now qualify. Our stock does not regularly trade above $5.00 per share. Regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. They also require broker-dealers who recommend penny stocks to persons other than established customers and certain accredited investors to make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to a transaction prior to sale. These requirements make it more difficult to effect transactions in penny stocks as compared to other securities.

Four Principal Stockholders Own Enough Shares To Control The Company.    Four of our principal stockholders, David Platt, James Czirr, Offer Binder and Anatole Klyosov own or control approximately 61% of our outstanding shares of our common stock, and Dr. Platt and Mr. Czirr together own approximately 49%. Some or all of these stockholders, acting in concert, will be able to continue to elect the Board of Directors and take other corporate actions requiring stockholder approval, such as recapitalization or other fundamental corporate action, as well as dictate the direction and policies of our company. Such concentration of ownership also could have the effect of delaying, deterring or preventing a change in control of the company that might otherwise be beneficial to stockholders.

Certain of our directors, officers or principal stockholders are offering for resale 615,846 shares of our common stock. This does not mean that any of these persons will sell all or any of such shares. None of such persons has a present intention to sell such shares and there currently are no agreements, arrangements or understandings with respect to the sale or distribution of any of the common stock by any of these directors, officers or principal stockholders. The sale of any or all of these shares by such persons or the perception that such sales will occur could materially adversely affect the market price of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains, in addition to historical information, forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “could,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These forward-looking statements are based on management’s current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in such statements. We caution investors that actual results or business conditions may differ materially from those projected or suggested in forward-looking statements as a result of various factors including, but not limited to, those described in the Risk Factors section of this prospectus. We cannot assure you that we have identified all the factors that create uncertainties. Readers should not place undue reliance on forward-looking statements. We undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares owned by the selling security holders.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market for Our Common Stock

Our common stock trades under the symbol PROH on the Over-the-Counter Bulletin Board Electronic Quotation System maintained by the National Association of Securities Dealers, Inc. Our stock commenced trading on September 9, 2002. Approximately thirteen professional market makers hold themselves out as willing to make a market in our common stock. Following is information about the range of high and low bid prices for our common stock for each fiscal quarter since our stock commenced trading. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

Quarter Ended	High Bid Quotation	Low Bid Quotation
9/30/02	$4.00	$2.00
12/31/02	$3.34	$2.70
3/31/03	$3.14	$2.41
6/30/03	$5.00	$2.30

Equity Compensation Plans

On October 18, 2001, our Board of Directors adopted the “Pro-Pharmaceuticals, Inc. 2001 Stock Incentive Plan” which permits awards of incentive and non-qualified stock options and other forms of incentive compensation to employees and nonemployees such as directors and consultants. The Board reserved 2,000,000 of our shares of common stock for awards pursuant to the plan, all of which reserved shares could be awarded as incentive stock options. Our stockholders approved the plan on May 31, 2002.

The following table provides summary information on our equity incentive plans as of December 31, 2002:

	Equity Compensation Plan Information
Plan category	Number of Securities To be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (excluding securities reflected in column)
Equity compensation plans approved by security holders(1)	345,000	$3.50	1,655,000
Equity compensation plans not approved by security holders(2)	224,000	$3.50	N/A

Total	569,000		1,655,000

(1)	The only compensation plan approved by stockholders is the Pro-Pharmaceuticals, Inc. 2001 Stock Incentive Plan.

(2)	During 2001, we entered into a consulting agreement with a non-employee, who was also a Board member and then a member of the Audit Committee, pursuant to which we granted 200,000 options to purchase common stock at an exercise price of $3.50 in consideration for services to be performed. A portion of these options vested during fiscal years 2001 and 2002, and the remainder will vest during 2003. In March 2002, we entered into a second agreement with the same non-employee, by which the Company granted 2,000 options a month to purchase common stock at an exercise price of $3.50 in consideration for monthly consulting services. On November 11, such agreement was superceded by an amendment, which was effective retroactively to the date of the original agreement, March 1, 2002. Under the amended agreement, we granted 24,000 options on March 1, 2002, which vest at a rate of 2,000 options per month, as services are performed.

Holders

As of May 31, 2003, there were 308 holders of record of our common stock, although we believe that there are additional beneficial owners of our common stock who own their shares in “street name.”

Dividends

There have been no cash dividends declared on our common stock since our company was formed. Dividends are declared at the sole discretion of our Board of Directors.

BUSINESS

Corporate Formation

We were incorporated as “DTR-Med Pharma Corp.” under Nevada law in January 2001 for the purpose of acquiring all the outstanding stock of our predecessor, Pro-Pharmaceuticals, Inc., which was a Massachusetts corporation engaged in a business we desired to acquire. From our incorporation until just before the acquisition, we were a wholly owned subsidiary of Developed Technology Resource, Inc., a Minnesota corporation whose common stock is publicly traded on the OTC Bulletin Board. In exchange for 1,221,890 shares of our common stock, Developed Technology transferred to us contractual rights. As part of that process, Developed Technology distributed its holdings of our common stock to its shareholders of record as of May 7, 2001. In anticipation of the acquisition of the Massachusetts company, we changed our name to “Pro-Pharmaceuticals, Inc.”

On May 15, 2001, we acquired all of the outstanding common stock of the Massachusetts corporation. We acquired these shares in exchange for 12,354,670 shares of our common stock. As a result, that corporation became our wholly owned subsidiary, and its shareholders through an exchange owned approximately 91% of the outstanding shares of our common stock, with the Developed Technology shareholders owning the remaining 9%. After the acquisition, we merged with the Massachusetts corporation and are the surviving corporation in the merger. The merger was treated as a capital transaction and was accounted for as a reverse merger in which Pro-Pharmaceuticals (Massachusetts) was the accounting acquirer.

Overview

We are a research and development pharmaceutical company that intends to identify, develop and seek regulatory approval of technology that will reduce toxicity and improve the efficacy of widely used chemotherapy drugs by combining the drugs with a number of specific carbohydrate compounds. Our fundamental objective is to increase the body’s tolerance to the drugs by enabling delivery of the drugs while protecting healthy tissue. Our carbohydrate-based drug delivery system may also have applications for drugs now used to treat other diseases and chronic health conditions.

In technical terms, we seek to “reformulate” existing cancer chemotherapy drugs with non-toxic carbohydrate-based compounds that are recognized by and adhere to specific binding sites on the surface of cancer cells. Reformulation of chemotherapy drugs already approved by the U.S. Food and Drug Administration has the following benefits for our business:

•	We expect fewer risks in drug development because our carbohydrate-based compounds would be combined with drugs already in widespread use. Use of carbohydrate compounds with increased capacity to bind to receptors only on cancer cells and combining the drug with a harmless carbohydrate polymer will reduce the toxic effect on healthy cells and permit better calibration (including possible increase) of dosages to diseased tissue.

•	We foresee a ready demand for chemotherapy drugs that are less toxic and have greater efficacy. We believe the pharmaceutical industry would respond favorably to drug delivery systems that upgrade existing chemotherapy treatments which patients could tolerate more easily. The industry would likely also be receptive to patent-protected drug delivery systems that “attach” to existing chemotherapy drugs whose patent protection has expired.

•	We believe that the development of drug delivery systems to upgrade these widely used drugs can be accomplished with much less investment compared to the typical expenditures made by large pharmaceutical companies for a new drug launch.

Our Business Strategy and Initial Objective

The initial objectives of our business strategy are as follows:

•	Verify and extend the carbohydrate-based drug enhancement concept utilizing our approach for developing novel cancer chemotherapy products.

•	Expand and enhance clinical applications of at least five widely used chemotherapy drugs (5-Fluorouracil, Adriamycin®, Taxol®, Cytoxan®, and Cisplatin®) by combining them with our carbohydrate-based drug delivery system.

•	Demonstrate the safety and efficacy of such product candidates by means of preclinical evaluation and submitting investigational new drug (“IND”) applications to the FDA.

•	Accelerate commercialization by identifying products that qualify for fast-track designation by the FDA (further described below) with respect to products to be used in treatment of types and stages of cancer for which treatments are now inadequate.

•	Leverage our carbohydrate-based drug enhancement technology by applying it to other FDA-approved drugs, including drugs for conditions or ailments other than cancer, that would benefit from reduced toxicity and/or greater efficacy. This strategy would enable us to increase the portfolio of drugs to which our technology may be applied without corresponding development risk and expense of creating new drugs.

•	Apply our drug enhancement system with the aim of extending the patent life of current drugs, or as to drugs with expired patents, thus creating new patent protection.

Limitations of Chemotherapy for Cancer Treatment

Cancer is a disease characterized by uncontrolled growth and spread of abnormal cells. The disease may be caused by patient-specific factors such as genetic predisposition, immune deficiency, hormones, diet and smoking, or external factors such as exposure to a toxic environment. It is a leading cause of death in the United States and worldwide.

The most widely used methods to treat cancer are surgery, radiation and chemotherapy. Cancer patients often receive a combination of these treatments, and about half of all patients receive chemotherapy. Both radiation and chemotherapy have significant limitations that often result in treatment failure. In the case of chemotherapy, these limitations include:

•	Toxicity. Most chemotherapy agents kill cancer cells by disrupting the cell division process. Cells are killed once they begin to undergo division and replication. Although these agents are effective on cancer cells, which generally grow rapidly through cell division, they also kill healthy non-cancerous cells as these cells undergo ordinary division. This is particularly apparent in fast-growing normal cells, such as blood cells forming bone marrow, in the digestive tract, hair follicles, and reproductive organ cells. As the chemotherapy harms healthy tissue, the effectiveness of the drug is limited because dosage levels and treatment frequency cannot exceed tolerance levels for noncancerous cells. Moreover, the chemotherapy regimen often dramatically diminishes the quality of a patient’s life through its physical and emotional side effects.

•	Inability to Selectively Target Diseased Cells. The administration of chemotherapy occurs in such a way that the drug reaches both healthy and diseased tissue. Normal cells are generally as receptive as tumors to the toxic effects of chemotherapy. Without the ability to target the drug exclusively to cancerous tissue, chemotherapy dosages must be kept within a range that healthy tissue can tolerate, thus reducing the optimal effectiveness of chemotherapy on diseased tissue.

Drug Delivery Technologies

General

The ultimate objective of enhanced drug delivery is to control and optimize the localized release of a drug at the target site and rapidly eliminate from the body the portion of the drug that was not delivered to the diseased tissue. Conventional drug delivery systems such as controlled release, sustained release, transdermal systems, and others are based on a physical erosion process for delivering active product into the systemic circulation over time with the objective of improving compliance by patients with a therapy regimen. These systems do not address the biologically important issues such as site targeting, localized release and elimination of undelivered drug from the body. The major factors that impact the achievement of this ultimate goal are:

•	Physical characteristics of a drug. These characteristics affect, among other things, the drug’s interactions with the intended pharmacological target sites and undesired areas of toxicity; and

•	Biological characteristics of the diseased area. These characteristics impact the ability of a drug to selectively interact with the intended target site to allow the drug to express the desired pharmacological activity.

Both of these factors are important in increasing efficacy and reducing toxicity of cancer drugs. Biotechnology affords a new opportunity in drug delivery techniques by taking advantage of biological mechanisms such as drug-cell recognition and interactions, and particular physical characteristics of cancerous tissue.

Our Focus: Carbohydrate-Based Drug Enhancement Technology

We are attempting to develop a carbohydrate-based drug delivery technology to direct cancer drugs more selectively to tumor tissue so as to reduce the toxic side effects and improve the tumor reduction capacity of chemotherapy drugs now in use. Carbohydrates are found in the structural elements of cell walls and, among other functions, serve as recognition elements in biomolecules, enabling molecule-cell recognition, and hence, molecular targeting. The dense concentration of chemical functional groups within carbohydrates compared to other chemicals suits them for use in cell recognition applications in biological systems.

Our drug enhancement technology is intended to take advantage of the following biological mechanisms to improve drug delivery:

•	Disease-specific carbohydrate recognition; and

•	Enhanced permeability and retention in tumors.

Our technology does not change the chemistry of the drugs themselves, but rather “attaches” cancer drugs to proprietary carbohydrate compounds, which interact with sugar-specific proteins on the surface of the tumor cell. Because of these cell surface interactions, we believe that these compounds will increase cell permeability, resulting in increased targeted absorption of drugs by cancer cells. These cell surface interactions may also reduce the cells’ ability to adhere to each other as well as to normal tissue, resulting in diminished ability of cancer cells to metastasize, or spread to other tissue systems.

Initial Chemotherapy Applications

We believe that our carbohydrate-based drug enhancement technology applies to essentially any oncology drug whose delivery to the target can be improved by utilizing sugar-specific recognition at the cancer cell surface. Our initial program is designed to be “risk-contained” in that it will focus on proven drugs for which there are already a great deal of data on their therapeutic efficacy and toxicity, along with an accumulated knowledge of their limitations. We intend to apply our drug delivery technology initially to five widely used chemotherapy agents: 5-Fluorouracil, Adriamycin®, Taxol®, Cytoxan® and Cisplatin®. Each of these drugs is among the most popular drugs used in cancer chemotherapy treatment in the United States, and for each of these drugs there is a strong need for improving its therapeutic efficacy and decreasing its toxicity.

•	5-Fluorouracil (5-FU) is a fluorinated pyrimidine (a nucleic acid component). It interferes with the synthesis of DNA and inhibits the formation of RNA. Since DNA and RNA are essential for cell division and growth, the effect of 5-FU provokes unbalanced growth and death of the cell. The effect of DNA and RNA deprivation is most marked on those cells which grow more rapidly and which take up the 5-FU at a more rapid rate, such as cancer cells. 5-FU is effective against cancers of the colon, rectum, breast, stomach and pancreas. This drug is also toxic, resulting in side effects such as nausea, vomiting, mouth sores, gastrointestinal ulceration and bleeding, loss of hair, skin darkening and fatigue. 5-FU is manufactured by Roche Laboratories for intravenous administration. Originally patented in the late 1950s, its patent protection has expired.

•	Adriamycin® (generic name: doxorubicin hydrochloride) is a cytotoxic agent that selectively kills malignant cells and causes tumor regression. It binds to the DNA, and presumably inhibits nucleic acid synthesis. It is used to treat, among others, leukemia, cancers of the breast, ovaries, bladder, stomach and thyroid, as well as Hodgkin’s and non-Hodgkin’s lymphoma. Adriamycin® is toxic, resulting in side effects such as nausea, vomiting, loss of hair, mouth sores, colon ulceration and heart damage. It is manufactured by Pharmacia Upjohn for intravenous administration. Originally patented in 1971, its patent protection has expired.

•	Taxol® (generic name: paclitaxel) is a relatively new anti-leukemic and anti-tumor agent, possessing a cytotoxic activity. It suppresses cell division by binding to so-called microtubules that form in a cell’s nucleus to help move the chromosomes around during the division process. Taxol® is most effective against ovarian and advanced breast cancers, particularly after failure of standard chemotherapy. Studies indicate that it might be effective against leukemia, lung carcinoma, colon carcinoma, renal carcinoma, melanoma, and CNS carcinoma. Taxol® is toxic, and patients receiving it often develop problems ranging from rashes, drop in blood pressure and anemia to major breathing problems, hives and/or fluid buildup around the heart and bone marrow suppression. Almost all patients experience hair loss from Taxol®, and some patients experience severe hypersensitivity reactions to Taxol®. It is manufactured by Bristol-Myers-Squibb Company for intravenous administration. We believe that there are no patents covering the composition of Taxol (paclitaxel).

•	Cytoxan® (generic name: cyclophosphamide) has action leading to cross-linking of RNA of tumor cells, and thereby interferes with the growth of susceptible rapidly proliferating malignant cells. It is effective against a range of cancers, such as malignant lymphomas, Hodgkin’s disease, various leukemias, and cancer of the breast and ovaries. This drug is toxic, with side effects including nausea, vomiting, anorexia, diarrhea, skin rash and darkening and, in extreme cases, heart damage or failure, and secondary malignancies. It is manufactured by Bristol-Myers-Squibb Company for intravenous and oral administration. We believe that there are no patents covering the composition of Cytoxan® (cyclophosphamide).

•	Cisplatin® appears to act by inhibiting DNA synthesis. It is effective against metastatic testicular and ovarian tumors (typically in combination with other chemotherapeutic agents, such as Cytoxan, above), and advanced bladder cancer. This drug is toxic, with side effects including renal toxicity, nausea, vomiting, anorexia, diarrhea and anemia. It is manufactured as PLATINOL® by Bristol-Myers-Squibb Company for intravenous injection. We believe that there are no patents covering the composition of Cisplatin®.

Preclinical Studies

Toxicity Studies

Our initial toxicity studies in smaller animals, conducted in early 2001, were performed to test the potential reduction of toxicity of anticancer drugs in combination with certain of our polysaccharide compounds. The results of one study demonstrated that one of our polysaccharide compounds, DAVANATTM, might significantly decrease the toxicity of 5-FU. A second, similar study was performed to test a potential reduction of toxicity of Adriamycin in combination with each of two selected polysaccharide compounds. The results indicated that DAVANATTM might decrease the toxicity of Adriamycin®. The fact that two different cancer drugs with chemically unrelated structures showed a marked reduction of their toxicity in combination with DAVANATTM indicates that there might be some fundamental underlying biological reasons related to this polysaccharide, rather than to the drugs, for the reduction in toxicity.

In subsequent pre-clinical experiments conducted in 2001 and 2002, we studied on larger animals the toxicity reduction of DAVANATTM-1, a DAVANATTM combination with 5-FU/leocovorin, which had demonstrated toxicity reduction in the prior studies. These experiments were performed in accordance with FDA guidelines and recommendations on rats (acute and long-term toxicity study) and dogs (acute and long-term toxicity study) measuring the effect of the DAVANATTM/5-FU combination on body weight, feed consumption, blood structure and survival of these animals. Preliminary results indicate that the DAVANATTM/5-FU combination decreased toxicity, resulting in lower animal mortality and decreased loss of blood structure components in comparison to the results in animals which were administered 5-FU/leocovorin alone. These studies were presented to the FDA as part of our IND submission (detail below). We conducted additional toxicity studies on rats using escalating dosages of DAVANATTM and submitted these results to the FDA in an amendment to our IND in support of our Phase I clinical trials. The results of these additional toxicity studies were such that the FDA approved our commencement of Phase I clinical trials.

Efficacy Studies

We undertook independent studies at Southern Research Institute and Charles River Laboratories to test a potential change in the therapeutic efficacy of the DAVANATTM /5-FU combination that had decreased toxicity of the drug in healthy animals. Results of the studies demonstrated that DAVANATTM might also increase efficacy of 5-FU when administered into cancer-carrying animals. The studies, conducted with two different human colon tumors implanted into the test animals, demonstrated a decrease in tumor size following administration of 5-FU/leocovorin alone, as well as a significant decrease with the administration of the DAVANATTM/5-FU combination.

Two of our efficacy studies were conducted to evaluate the compatibility of DAVANATTM with leucovorin, which is commonly used in cancer treatment with 5-FU. The studies showed that DAVANATTM and leucovorin do not interfere with each other when administered following standard procedure, and that the DAVANATTM/5-FU combination is superior, compared to 5-FU/leucovorin when both are administered in tumor-bearing animals. Leucovorin is a folinic acid derivative, which may enhance both the therapeutic and toxic effect of 5-FU in cancer therapy. In these studies, the growth of the tumor was decreased significantly by using a DAVANATTM/5-FU combination compared to a 5-FU/leucovorin combination.

We also conducted a study that involved injecting radiolabeled DAVANATTM (with and without 5-FU) into tumor-free and tumor-bearing animals. The study provided experimental data with respect to DAVANATTM distribution in organs and tissues (liver, kidney, lungs, plasma, and tumor) and the capacity of such organs and tissue to clear DAVANATTM after various time periods. The study suggested that DAVANATTM may protect the liver from the toxic effect of 5-FU yet increase the amount, and hence the therapeutic effect, of 5-FU in the tumor. In other words, we have indications that DAVANATTM may decrease toxicity and increase efficacy of 5-FU.

In addition to the DAVANATTM-1/5-FU combination, we are also conducting pre-clinical studies for doxurubicin and paclitaxel, both in combination with DAVANATTM and other polysaccharide compounds.

Although the foregoing studies are encouraging, the results achieved in preclinical studies with animals are often not duplicated in human patients. Please see “Risk Factors—We Have Only Recently Began Clinical Trials And Results Are Uncertain.”

Phase I Clinical Trials

We submitted an IND to the FDA on May 26, 2002 based on the pre-clinical data obtained from our 5-FU studies. The FDA accepted the IND as of June 26, 2002 which authorized us to begin Phase I clinical trials with humans. We filed an amendment to the IND on November 27, 2002 in order to incorporate new toxicology data and to enable us to undertake dose escalation in our Phase I trials. In response to the amendment, the FDA approved the dose escalation schema which would allow assessment in clinical trials of DAVANATTM doses anticipated to be in the range of those for which the pre-clinical studies suggested efficacy.

In Phase I we are evaluating the ability of cancer patients to tolerate increasing doses of DAVANATTM while receiving a stable dose of 5-FU for treatment of a variety of solid tumors which have not responded to accepted therapies. The Phase I study has two primary objectives: (1) to determine the maximum dose of DAVANATTM that can be tolerated when administered with a stable dose of 5-FU, and (2) to define the dose-limiting toxicities of DAVANATTM in combination with 5-FU. We expect that up to 40 male and female patients suffering from advanced solid malignancies, who failed the accepted chemotherapeutic, radiation, and/or surgical treatments, will participate in the study.

We have identified four clinical sites and lead investigators in which to undertake our Phase I trials. On February 10, 2003, we dosed the first patients at a private oncology treatment center in Howell, New Jersey. On May 14, 2003, we announced the dosing of a patient at the Ochsner Cancer Institute in New Orleans. Additionally, on June 24, 2003, we announced the dosing of a patient at the Norris Cotton Cancer Center at Dartmouth-Hitchcock Medical Center in Lebanon, NH.

We have also engaged a professional consultant, Dr. Marilyn Pike, who is affiliated with Harvard Medical School and Massachusetts General Hospital, to serve as Medical Director of our clinical trials.

The pharmaceutical company with which we contracted to produce DAVANATTM, a certified GMP facility, has manufactured sufficient quantities for the doses that will be needed for the human clinical trials.

We have engaged PRA International Inc. to serve as our independent Contract Research Organization (CRO) to manage and implement the clinical trials on our behalf, and Medidata Solutions Inc. to construct an on-line electronic data capture (EDC) method to collect and aggregate the clinical trial data. We expect that this will better enable us to manage clinical data and increase the speed at which such data is reported and compiled. We believe this may accelerate our commencement of Phase II clinical trials.

Other Carbohydrate-Cancer Drug Formulations

We have chemically synthesized four novel products that are carbohydrate derivatives of Adriamycin®, and have conducted preclinical studies in mice of both toxicity (effects on healthy animals) and efficacy (on cancer-carrying animals). Preliminary results of these experiments indicate that all four of the synthesized carbohydrate-Adriamycin® compounds, and particularly one, named Galactomycin, are significantly less toxic compared with the original Adriamycin®, and demonstrate therapeutic efficacy as well. In the case of Galactomycin, the preliminary results indicated a therapeutic efficacy higher than that for the parent Adriamycin. These studies were conducted at the Academy of Medical Sciences, Moscow, Russia. We have started the scale-up manufacturing for Galactomycin and are currently conducting pre-clinical efficacy studies in tumor-bearing animals.

Although the foregoing studies are encouraging, the results achieved in preclinical studies with animals are often not duplicated in human patients. Please see “Risk Factors—We Have Only Recently Began Clinical Trials And Results Are Uncertain.”

Patents and Proprietary Rights

We have one patent application that has received a Notice of Allowance from the U.S. Patent and Trademark Office. We also have four non-provisional utility patent applications, and one provisional patent application, pending in the Patent Office. The patent applications cover methods and compositions for reducing side effects in chemotherapeutic formulations, and improving efficacy and reducing toxicity of chemotherapeutic agents. The patent that received the Notice of Allowance is entitled “Methods and Compositions for Reducing Side Effects in Chemotherapeutic Treatments” and covers improved targeting of Doxorubicin using Galactomycin™. In addition, international patent applications corresponding to two of our U.S. applications have been filed under the Patent Cooperation Treaty.

We filed with the U.S. Patent and Trademark Office (PTO) applications to register the numerous trademarks and service marks. For more detailed information on our trademarks/servicemarks, see our Annual Report on Form 10-KSB for the year ended December 31, 2002 filed with the Securities and Exchange Commission.

Research

We focus on the design and analysis of carbohydrate-based drug enhancement systems. We do not anticipate building in-house research or development facilities, or hiring staff in this connection other than for purposes of designing and managing our out-sourced research. Our pre-clinical testing has been conducted by outside laboratories and accredited facilities.

Our early stage research was conducted by Toxikon Corporation, based in Bedford, Massachusetts, and Charles River Laboratories, Inc., based in Wilmington, Massachusetts. Toxikon is a comprehensive compliance FDA-registered service testing laboratory that is not affiliated with Pro-Pharmaceuticals. Toxikon’s laboratory is ISO-9001 certified and EN-45001 approved, meaning that it complies with quality management standards as established by the International Organization for Standardization and other international organizations. Charles River Laboratories, a contract laboratory not affiliated with Pro-Pharmaceuticals, conducted the research on our behalf in major part through its Redfield Laboratories division in Redfield, Arkansas. Redfield Laboratories is licensed by the U.S. Department of Agriculture to conduct research in laboratory animals, and its conditions are in compliance with the federal Animal Welfare Act and the FDA’s Good Laboratory Practices (“GLP”) guidelines. Dr. Mildred S. Christian, who became a director of Pro-Pharmaceuticals in October 2002, was until

November 15, 2002 Executive Director of Research of Redfield Laboratories and of Argus Research, which is also a division of Charles River Laboratories. The contract research undertaken by Charles River Laboratories concluded before Dr. Christian became a director of Pro-Pharmaceuticals.

Our current research on toxicity and efficacy of several chemotherapy drugs both alone and in combination with our technology on cancer-carrying animals is being conducted by Southern Research Institute in Birmingham, Alabama. Southern Research Institute is an independent, not-for-profit contract research organization that is not affiliated with our company.

As we develop products eligible for clinical trials, we intend to continue to contract with with independent clinical research organizations to design the trial protocols and arrange for and monitor the clinical trials. We may rely on academic institutions or clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our products. In addition, certain clinical trials for our products may be conducted by government sponsored agencies and consequently will be dependent on governmental participation and funding. Our dependence on third-party researchers will involve risks including lessened control over the timing and other aspects of any clinical trials, since we will not be conducting them on our own.

Our research and development expenditures totaled $1,483,027 and $893,457 in 2002 and 2001 respectively. These totals include amounts spent by Pro-Pharmaceuticals (Massachusetts) prior to our merger in May 2001.

Manufacturing and Marketing

We are a development company and do not have, or intend to obtain, marketing infrastructure or internal facilities for the manufacture of any of our products for clinical or commercial production. In order to have our products marketed or manufactured, we will initially need to develop relationships with third-parties. Later we would propose to have our products manufactured and marketed pursuant to licensing agreements as discussed below. Our dependence on third-party manufacturers and marketers will involve risks relating to our lessened control, and other risks including those discussed in “Risk Factors—We Will Depend On Third Parties To Manufacture And Market Our Products.”

We currently envision having our manufacturing and marketing operations conducted pursuant to license agreements that we would negotiate with pharmaceutical companies with respect to manufacturing and marketing of their “upgraded” drugs. While we presently contemplate offering the rights to manufacture and market an “upgraded” drug to the original pharmaceutical company that developed the drug, we will evaluate other manufacturing and marketing arrangements as well.

Competition

A number of biotechnology and pharmaceutical companies are developing new drug delivery systems for the treatment of the same diseases being targeted by us. Our potential competition includes other companies developing drug delivery systems using other technologies, including systems based on other biochemical polymers. The principal competitors in the polymer area are Cell Therapeutics, Access Pharmaceuticals, Daiichi, Enzon and Pharmacia which are developing alternate drugs in combination with polymers.

We also face competition with technologies other than polymer-based delivery technologies. We believe that the principal current competitors to polymer-based targeting technology fall into two categories: monoclonal antibodies and liposomes. Several well-known companies are working on targeted monoclonal antibody therapy and on liposomal formulations, which are the major competing intravenous drug delivery formulations which deliver similar drug substances.

Please see “Risk Factors—We Face Intense Competition In The Biotechnology And Pharmaceutical Industries,” for additional discussion related to our current and potential competition.

Government Regulation

The research, development, testing, manufacture, labeling, promotion, advertising, distribution, and marketing, among other things, of our products are extensively regulated by governmental authorities in the United States and other countries. In the United States, the Food and Drug Administration (FDA) regulates drugs under the Federal Food, Drug, and Cosmetic Act and its implementing regulations. Please see “Risk Factors—We Will Need Regulatory Approvals To Commercialize Our Products,” for additional discussion of risks related to regulatory compliance.

Drug Approval Process

No drug may be marketed in the U.S. until the drug has received FDA approval. The steps required before a drug may be marketed in the U.S. include:

•	preclinical laboratory tests, animal studies, and formulation studies, conducted in compliance with Good Laboratory Practices (“GLPs”) established by the FDA;

•	submission to the FDA of an investigational new drug application, or IND, for human clinical testing, which must become effective before human clinical trials may begin;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for each indication, conducted in conformance with Good Clinical Practices (“GCPs”) established by the FDA;

•	submission to the FDA of a New Drug Application, or NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current Good Manufacturing Procedures (“cGMP”) established by the FDA;

•	FDA review and approval of the NDA; and

•	FDA review and approval of a trademark used in connection with a pharmaceutical.

Preclinical tests include laboratory evaluation of product chemistry, toxicity, and formulation, as well as animal studies. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. There is no certainty that submission of an IND will result in the FDA allowing clinical trials to begin.

Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing the objectives of the study, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Each trial must be reviewed and approved by an independent Institutional Review Board (IRB) before it can begin. Study subjects must sign an informed consent form before participating in a clinical trial. Phase I usually involves the initial introduction of the investigational drug into people to evaluate its safety, dosage tolerance, pharmacodynamics, and, if possible, to gain an early indication of its effectiveness. Phase II usually involves trials in a limited patient population to (i) evaluate dosage tolerance and appropriate dosage; (ii) identify possible adverse effects and safety risks; and (iii) evaluate preliminarily the efficacy of the drug for specific indications. Phase III trials usually further evaluate clinical efficacy and test further for safety by using the drug in its final form in an expanded patient population.

Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical studies, together with other detailed information, including information on the manufacture and composition of the drug, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. Before approving an NDA, the FDA usually will inspect the facility or the facilities at which the drug is manufactured, and will not approve the product unless cGMP compliance is satisfactory. If the FDA evaluates the NDA and the manufacturing facilities as acceptable, the FDA will issue an approval letter. If the FDA evaluates the NDA submission or manufacturing facilities as not acceptable, the FDA will outline the deficiencies in the submission and often will request additional testing or information. Even if an applicant submits the requested additional information, the FDA ultimately may decide that the NDA does not satisfy the regulatory criteria for approval. The testing and approval process requires substantial time, effort, and financial resources, and there is no assurance that any approval will be granted on a timely basis, if at all. After approval, certain changes to the approved product, such as adding new indications, manufacturing changes, or additional labeling claims are subject to further FDA review and approval.

FDA “Fast Track” Program; Priority Review

The FDA’s “fast track” program is intended to facilitate the development and expedite the review of drugs intended for the treatment of serious or life-threatening diseases and that demonstrate the potential to address unmet medical needs for such conditions. Under this program, the FDA can, for example, review portions of an NDA for a fast track product before the entire application is complete, thus potentially beginning the review process at an earlier time. We intend to seek to have some of our products designated as fast track products, with the goal of reducing review time. There can be no guarantee that the FDA will grant any of our requests for fast track designation, that any fast track designation would affect the time of review, or that the FDA will approve the NDA submitted for any of our product candidates, whether or not fast track designation is granted. Additionally, FDA approval of a fast track product can include restrictions on the product’s use or distribution (such as permitting use only for specified medical procedures or limiting distribution to physicians or facilities with special training or experience), and can be conditioned on the performance of additional clinical studies after approval.

FDA procedures also provide priority review of NDAs submitted for drugs that, compared to currently marketed products, offer a significant improvement in the treatment, diagnosis, or prevention of a disease. NDAs that are granted priority review are intended to be acted upon more quickly than NDAs given standard review. The FDA’s current goal is to act on 90% of priority NDAs within six months of receipt. We anticipate seeking priority review with regard to some of our product candidates. There can be no guarantee that the FDA will grant priority review status in any instance, that priority review status will affect the time of review, or that the FDA will approve the NDA submitted for any of our product candidates, whether or not priority review status is granted.

Post-Approval Requirements

If FDA approval of one or more of our products is obtained, we will be required to comply with a number of post-approval requirements. For example, holders of an approved NDA are required to report certain adverse reactions to the FDA, and to comply with certain requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. In addition, discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved NDA, including withdrawal of the product from the market. Also, new government requirements may be established that could delay or prevent regulatory approval of our products under development.

FDA “Orphan Drug” Designation

The FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition”, which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA. Orphan drug designation does not convey an advantage in, or shorten the duration of, the regulatory review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the FDA may not approve any other applications to market the same drug for the same indication, except in certain very limited circumstances, for a period of seven years. As well, orphan drugs usually receive ten years of marketing exclusivity in the E.U.

Non-United States Regulation

Before our products can be marketed outside of the United States, they are subject to regulatory approval similar to that required in the United States, although the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country. No action can be taken to market any product in a country until an appropriate application has been approved by the regulatory authorities in that country.

Environmental Regulation

Pharmaceutical research and development involves the controlled use of hazardous materials including but not limited to certain hazardous chemicals and radioactive materials. Since we do not anticipate building in-house research, development or manufacturing facilities, but plan to have these activities conducted by contractors and other third parties, we do not anticipate that we will be directly affected by environmental regulations.

Employees

As of May 31, 2003, we have seven employees, all of whom are full time.

Scientific Advisory Board

We continue to recruit members for a Scientific Advisory Board that will include recognized scientists with expertise in the fields of carbohydrate chemistry and biochemistry, immunology, cell and molecular biology, and synthetic and medical chemistry. The Scientific Advisory Board will meet with our management on a regular basis and in smaller groups or individually from time to time on an informal basis. The members will assist us in identifying scientific and product development opportunities, reviewing with management the progress of our specific projects and recruiting and evaluating our scientific staff. We may also have a Clinical Advisory Board that will assist us from time to time on clinical matters.

The initial members of our Scientific Advisory Board (SAB) are: Dr. David Platt, our President and Chief Executive Officer and a director; Dr. Anatole A. Klyosov; Dr. Dale H. Conaway, a director; Dr. Edgar Ben-Josef, a director; Dr. Mildred Christian, a director; Dr. Henry Esber; and Dr. Irwin I. Goldstein. See “Management” for additional information about the business and educational backgrounds of our SAB members other than Drs. Klyosov, Esber and Goldstein, whose backgrounds are as follows:

Dr. Klyosov is Vice President of Research and Development for Kadant Composites, Inc., a biotechnology company that develops and manufactures products including biotechnological materials and fiber-based composites. He has served in this capacity since 1996. From 1990 to June 1998, Dr. Klyosov served as Professor of Biochemistry at Harvard Medical School Center for Biochemical and Biophysical Sciences and Medicine,

where he studied an enzyme involved in angiogenesis of cancer cells, glucocorticoid receptors, and biochemistry of alcohol abuse. Dr. Klyosov received a Ph.D. degree in Physical Chemistry from Moscow State University in 1972, and a D.Sc. degree in Physical Chemistry and Biochemistry from Moscow State University in 1977. Dr. Klyosov owns 50% of MIR International, Inc., which provides consulting services regarding our research and development.

Dr. Esber is Executive Director of Business Development for Charles River Laboratories—Discovery and Development Services, a contract research organization. Dr. Esber has served in this capacity for more than five years. Dr. Esber is a co-founder and a director of BioQuant Corporation (formerly BioSignature Diagnostics, Inc.), a developer of immunochemistry kits for diagnosis and assessment of immunological diseases. He is also a co-founder of Advanced Drug Delivery, Inc., a biotechnology company that focuses on development of drug delivery systems using co-polymers or other modifications for use in the area of cancer and other diseases. Dr. Esber serves on the Scientific Advisory Boards of several U.S. and non-U.S. biotechnology companies, including Celltek Biotechnologies, Inc., BioQuant Corporation and Delmont Laboratories. Dr. Esber received a B.S. degree in Biology from the College of William and Mary in 1961, an M.S. degree in Public Health and Parasitology from the University of North Carolina in 1963, and a Ph.D. degree in Immunology/Microbiology from West Virginia University Medical Center in 1967.

Dr. Goldstein is Emeritus Professor and Interim Chair of the Department of Biological Chemistry at the University of Michigan Medical School, and was Professor from 1972 to 1999. He is the recipient of many professional awards and is the author of over 200 publications. He received a B.A. degree in Chemistry from Syracuse University, and a Ph.D. in Biochemistry from the University of Minnesota, St. Paul, Minneapolis.

Properties

We entered into a 5-year sublease commencing June 1, 2001 for approximately 2,830 square feet for our executive offices located at 189 Wells Avenue, Newton, Massachusetts 02459. The rent for the year 2003 is approximately $106,000 ($8,833 per month) and is subject to increase in subsequent years. The sublease is a so-called “triple net” lease, meaning that we must pay our proportionate share of items such as property taxes, insurance and operating costs.

We completed a build-out of our office space in 2002, at a cost of approximately $104,000 before related expenditures such as office furnishings. We believe that our currently leased facilities, as modified by the buildout, are suitable and adequate to meet our requirements for the near term.

Legal Proceedings

On May 14, 2003 an action titled Sheila Jayaraj v. Pro-Pharmaceuticals, Inc. and David Platt (Commonwealth of Massachusetts, Middlesex Superior Court, Case No. 03-2102) was instituted against us. A related complainant letter dated May 14, 2003 was filed with the Occupational Safety and Health Administration of the U.S. Department of Labor. The Plaintiff, who was Vice President of Investor Relations and Corporate Strategy for approximately five months, asserts against us claims for wrongful discharge in violation of public policy and of employee protection provided for under the Sarbanes-Oxley Act of 2002. The plaintiff seeks monetary damages and full reinstatement of her position at Pro-Pharmaceuticals, Inc. Based on a preliminary investigation we have conducted, we believe the claims are without merit, and accordingly we intend to defend the allegations vigorously.

PLAN OF OPERATION

This Plan of Operation and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth in “Risk Factors” and elsewhere in this prospectus.

We are a development-stage company and have not generated any revenues to date. We have raised funds primarily through private placements of convertible debt and shares of common stock, and a public offering of shares of common stock.

As of March 31, 2003, we had $2,150,617 in cash and working capital of $1,936,400. Our budgeted expenditures for the year ending December 31, 2003, total $3,700,000, including research and development expenditures of $2,200,000 and general and administrative expenditures of $1,500,000.

In May 2003, we began a private placement of up to 2.5 million shares of restricted common stock at $2.00 per share, exempt from registration pursuant to Rule 506 of Regulation D under the Securities Act 1933. As of July 10, 2003, we had received gross proceeds of approximately $1,770,000. We terminated this private placement on July 15, 2003. Prior to the current offering, we raised a total of approximately $4,311,000 in a private placement of common stock begun in September 2002 and completed in January 2003. We intend to dedicate the proceeds to research and development, including expenses of Phase I/II clinical trials of our drug candidate for which the FDA approved our investigational new drug application, and general and administrative expenses.

We plan to raise additional capital through private placements or of public offerings of equity securities in order to cover our budget. If we are limited to the capital we have raised to date, we may be unable to proceed with our current plan of operations and meet our obligations for the next twelve months. Given our current attempts to raise additional capital, we believe we will be able to proceed with our current plan of operations and meet our obligations for the next nine months. If we do not raise the additional funds, we would slow or halt our research and development expenditures until adequate funding becomes available. Our business structure is somewhat flexible because we outsource most of our research and development.

Our financial statements have been presented on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. We are in the development stage, have incurred a net loss since inception of $8,778,098, based on results as of March 31, 2003, and expect to incur additional losses in the near future. These factors raise substantial doubt about our ability to continue as a going concern. Successful completion of our development program and, ultimately, the attainment of profitable operations is dependent upon future events, including maintaining adequate financing to fulfill our development activities and achieving a level of sales adequate to support our cost structure. We are actively seeking additional financing to fund future operations, but cannot assure we will be successful.

We have one product candidate in Phase I clinical trials. During the next twelve months, we anticipate that our research and development activities will include continuation of this Phase I first-in-man clinical trial, as discussed above under “Business—Phase I Clinical Trials,” as well as continuing preclinical animal experiments to study toxicity and efficacy of 5-FU and other cancer chemotherapies both in combination with our polysaccharide compounds and, in the case of Adriamycin, as chemically modified with sugar residues via “linkers” of a certain chemical structure that are our proprietary technology.

We do not anticipate building in-house research or development facilities, or hiring staff to conduct those activities. Consequently, we do not expect to make any purchases or sales of plant or significant equipment during the next twelve months. We currently have seven employees, all full-time. We do not expect a substantial increase to our employee headcount.

MANAGEMENT

Officers and Directors

The following table sets forth information about our executive officers and directors:

Name	Age as of May 31, 2003	Position
David Platt, Ph.D.	49	President, Chief Executive Officer, Secretary and Director

David A. Christopher	35	Chief Financial Officer and Treasurer

Maureen E. Foley	61	Chief Operating Officer

James C. Czirr	49	Executive Vice President of Business Development and Director

Eliezer Zomer, Ph.D.	56	Vice President of Manufacturing and Product Development

Anthony Squeglia	60	Vice President of Investor Relations

Burton C. Firtel	63	Director

Dale H. Conaway, D.V.M.	48	Director

David H. Smith	63	Director

Edgar Ben-Josef, M.D.	43	Director

Mildred S. Christian, Ph.D.	60	Director

Steven Prelack	45	Director

Dr. Platt has served as our President, Chief Executive Officer, Secretary and a director since May 15, 2001. Previously, he had been President, Chief Executive Officer, Treasurer, Clerk and a director of Pro-Pharmaceuticals (Massachusetts), the Company’s predecessor, since its founding in July 2000. He was Chairman of the Board, Chief Executive Officer and Secretary of SafeScience Inc. (now known as GlycoGenesys, Inc.) (NASDAQ SmallCap: GLGS), a biotechnology company involved in research and development of products for treating cancer and immune system diseases, from December 1992 through May 2000. Dr. Platt had been Chairman of the Board, Chief Executive Officer and Secretary of Agricultural Glycosystems, Inc., a wholly owned subsidiary of SafeScience, from its inception in June 1995 through May 2000. Agricultural Glycosystems manufactures and markets complex carbohydrate compounds for use in agriculture. Dr. Platt received a Ph.D. in Chemistry from Hebrew University in Jerusalem, Israel, in 1988, and also earned a M.S. degree in 1983 and a B.S. degree in 1978 from Hebrew University. He earned a Bachelor of Engineering degree in 1980 from Technicon in Haifa, Israel.

Mr. Christopher has served as our Chief Financial Officer since April 1, 2003, and Treasurer since June 12, 2003. Before joining the company, Mr. Christopher was a Director of Investment Banking and a consultant for Bryant Park Capital from November 2001 to March 2003. From January 1997 to October 2001 he was initially Senior Associate, and subsequently Vice President of Corporate Finance and Investment Banking, for J.P.

Morgan Securities, a subsidiary of J.P. Morgan Chase & Co. From January 1992 to December 1994, Mr. Christopher was an Associate for Donaldson, Lufkin & Jenrette Securities Corporation, an investment banking and equity research firm that was acquired by Credit Suisse First Boston. Mr. Christopher received his MBA with honors from The University of Chicago Graduate School of Business in Finance and Accounting in 1996. He earned a B.S. in Economics and Business Administration in 1990 at The University of New Hampshire’s Whittemore School of Business and Economics.

Ms. Foley has served as our Chief Operating Officer since October 18, 2001 and prior to that time served as our Manager of Operations since January 2001. She has been involved in the start-up of several high tech companies, where she has been responsible for the establishment and administration of business operations including human resources and benefits, accounting and finance, marketing, product development, and project management. Her experience at start-up companies includes the following: From June 2000 to December 2000, she provided business operations services as described for eHealthDirect, Inc., a developer of medical records processing software. From October 1999 to May 2000 she provided business operations services for ArsDigita, Inc., a developer of business software and programs. From June 1996 to August 1999, Ms. Foley managed operations at Thermo Fibergen Inc., a subsidiary of Thermo Electron Corporation, a paper waste processing developer. She is a director and Chairman of Tax/Eze, Inc. a tax preparation and financial services company, and a director of Stewart/Precision, Inc., a metal fabricator, and Ergonics, Inc., a project management firm. Ms. Foley is a graduate of The Wyndham School, Boston, Massachusetts, with a major in Mechanical Engineering.

Mr. Czirr has served as Executive Vice President of Business Development and a director since May 15, 2001. He had been a director of Pro-Pharmaceuticals (Massachusetts), our predecessor, since its founding in July 2000. Mr. Czirr became a full-time employee of Pro-Pharmaceuticals in June 2002. He was previously an independent corporate and public relations consultant for over ten years, working with various companies concerning business strategies, including issues such as organization of production, finance and capital programs, marketing strategies and incentive programs. He is a director of the following company that is subject to the reporting requirements of the Securities Exchange Act of 1934: NACO Industries Inc., which manufactures polyvinyl chloride fittings for use in agriculture, municipal and industrial applications. Mr. Czirr received a B.B.A. degree from the University of Michigan in 1976, and has completed post-graduate courses at the University of Toledo School of Business Administration, and at the College for Financial Planning.

Dr. Zomer has served as Vice President of Manufacturing and Product Development since May 1, 2002, and provided part-time consulting services to Pro-Pharmaceuticals since mid 2001. Before joining the company, Dr. Zomer had been the founder of Alicon Biological Control, an Israeli company, where he served from November 2000 to July 2002; Vice President of Product Development at SafeScience, Inc. (now known as GlycoGenesys, Inc.) (Nasdaq SmallCap: GLGS) from December 1998 to July 2000; and Vice-President of Research and Development at Charm Sciences, Inc. from June 1987 to November 1998. Dr. Zomer received a B.Sc. degree in industrial microbiology from the University of Tel Aviv in 1972, a Ph.D. in biochemistry from the University of Massachusetts in 1978, and undertook post-doctoral study at the National Institute of Health.

Mr. Squeglia has served as our Vice President-Investor Relations since May 12, 2003. Before joining Pro-Pharmaceuticals, he was a partner from February 2001 to May 2003 at JFS Advisors, a management consulting firm, where he provided strategic planning services, including marketing, public relations and investor relations, to entrepreneurial companies. From June 1996 to January 2001 he was Director of Corporate Communications and Investor Relations at Coyote Networks, Inc., now known as Quentra Networks, Inc. (Nasdaq: QTRA), a telecommunications and Internet solutions provider. Previous positions also include Director of Corporate Communications at Summa Four, Inc. (Nasdaq: SUMA), where he was involved in its initial public offering, marketing and communications management positions at Timeplex (later acquired by Unisys Corporation), ITT and AT&T. During his career Mr. Squeglia has been involved in financings of more than $50 million in debt and equity capital. Mr. Squeglia earned an M.B.A. from Pepperdine University and a B.B.A. from The Wharton School, and is a member of the National Investor Relations Institute and an accredited member of Public Relations Society of America.

Mr. Firtel has served as a director since May 15, 2001. He is President of Adco Medical Supplies Incorporated, a company he founded in 1970. Adco Medical Supplies distributes disposable medical supplies to U.S. customers, mostly for hospital use. Mr. Firtel also serves as President of Plastic Fabricators Incorporated, a manufacturer of plastic burial supplies sold through distributors to customers in the funeral industry, which was acquired by Adco Medical Supplies in 1992. Mr. Firtel received a B.S. degree in Business Administration from Boston University in 1961.

Dr. Conaway has served as a director since May 15, 2001. He is currently the Deputy Regional Director and the Chief Veterinary Medical Officer for the Office of Research Compliance and Assurance, a division of the U.S. Department of Health and Human Services. From March 1998 to March 2001, he served as Manager of the Equine Drug Testing and Animal Disease Surveillance Laboratories, for the Michigan Department of Agriculture. From July 1994 to March 1998, he was the Regulatory Affairs Manager for the Michigan Department of Public Health Vaccine Production Division. Dr. Conaway received a D.V.M. degree from Tuskegee Institute in 1979, and a M.S. degree in Pathology from the College of Veterinary Medicine, Michigan State University, in 1984.

Mr. Smith has served as a director since January 10, 2002. Since 1996, he has been a Founder and Managing Director of venture capital funds, as follows: Interim Advantage Fund, LLC (founded in 1996), Contra V.C., LLC (founded in 1998) and Tailwind V.C., LLC (founded in 2000). He has had significant business experience in the clinical laboratory industry. He was a co-founder, Vice President and Director of Canberra Industries, a large publicly-traded manufacturer of analytical instruments, and also of Canberra Clinical Laboratories, which was sold in 1986 to MetPath, Inc., a subsidiary of Corning, Inc. Mr. Smith received a B.A. degree in Political Science from Hampden-Sydney College in 1961.

Dr. Ben-Josef has served as a director since January 10, 2002. He is a physician specializing in radiation oncology, both as a clinician and a researcher. Since July 1995, he has served as an attending physician at the Gershenson Radiation Oncology Center, Harper Hospital, in Detroit, Michigan. Since July 2000, he has been an Associate Professor in the Department of Radiation Oncology of the Wayne State University School of Medicine. Dr. Ben-Josef received an M.D. degree in 1986 from The Hebrew University—Hadassah School of Medicine in Jerusalem, Israel. He received a B.Med.Sc. degree from that institution in 1980.

Dr. Christian has served as a director since October 10, 2002. She is President and Chief Executive Officer of Argus International, Inc., a provider of consulting services in regulatory affairs. Until November 2002 she was Executive Director of Research of Argus and Redfield Laboratories, both divisions of Charles River Laboratories, Inc. Before founding Argus Research Laboratories in 1979 and Argus International in 1980, she spent 14 years in drug development at McNeil Laboratories, a division of Johnson & Johnson Corporation. She has participated at all levels in the performance, evaluation and submission in over 1,800 preclinical studies, from protocol to final report. Dr. Christian is a member of 20 professional organizations, and has served as president of each of the Teratology Society, the American College of Toxicology, and the Academy of Toxicological Sciences. She is an honorary member of the Society of Quality Assurance and founding editor of the Journal of Toxicological Sciences. She has edited or contributed to several major textbooks and is the author of over 120 papers and abstracts published in U.S. and international journals. Dr. Christian obtained her Ph.D. from Thomas Jefferson University in developmental anatomy and pharmacology in 1979.

Mr. Prelack has served as a director since April 16, 2003. Since 2001 he has served as Senior Vice President, Chief Financial Officer and Treasurer of VelQuest Corporation, a provider of automated compliance management solutions for the pharmaceutical industry. In this capacity, he oversees business development, financial, administrative and other functions, and has been responsible for VelQuest’s transition from a development-stage company to an operating company. From 1997 to 2000, he was Senior Vice President, Chief Financial Officer and Treasurer of LifeMetrix, Inc., a leading provider of cancer disease management services, as well as disease management technology, data and clinical trial product lines and related technology-based services. As co-founder of LifeMetrix, Mr. Prelack was responsible for all stages of its development, including initial seed capital funding, execution of its strategic business plan, and sale of the company. Mr. Prelack is a director of Codeco Corporation, a designer and manufacturer of custom resisters and switches, and of Sight Code, Inc., which specializes in OPM, a systems design and architecture platform. Mr. Prelack, a Certified Public Accountant, received a B.B.A. degree from the University of Massachusetts—Amherst in 1979.

None of the persons specified above share any familial relationship. Other than the persons specified above, there are currently no significant employees that we expect to make a significant contribution to our business. All of our directors serve until the next annual meeting of stockholders.

Executive Compensation

The following table sets forth certain information regarding our Chief Executive Officer and each of our most highly compensated executive officers whose total annual salary and bonus for the fiscal year ending December 31, 2002 exceeded $100,000 (the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

						Long Term Compensation
		Annual Compensation				Awards		Payouts
Name And Principal Position	Year	Salary ($)		Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Under- Lying Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
David Platt, Chief Executive Officer	2002 2001 2000	150,000 150,000 25,000	(1)	— — —	— — —	— — —	— — —	— — —	— — —

James Czirr, Executive Vice President, Business Development	2002 2001 2000	120,000 — —	(2)	— — —	— — —	— — —	— — —	— — —	— — —

(1)	During the year ended December 31, 2000, Dr. Platt, earned $25,000 in salary compensation from Pro-Pharmaceuticals (Massachusetts). We acquired Pro-Pharmaceuticals (Massachusetts) on May 15, 2001 by means of an exchange of stock, detailed at “Business—Corporate Formation” above.
(2)	Mr. Czirr became our employee in June 2002.

Compensation of Directors and Advisors

We have no standard arrangement to compensate directors for their services in their capacity as directors. In January 2003 we compensated each of our directors with a grant of 500 non-qualified stock options for each meeting of our board that such director attended during 2002. These options were exercisable on the date of grant.

Certain of our directors have been compensated for services as consultants to Pro-Pharmaceuticals, as follows:

1.  On November 26, 2001, we granted Burton Firtel, for services he rendered, a non-qualified stock option under our stock incentive plan to purchase 200,000 shares of common stock at an exercise price of $3.50 per share. As of December 31, 2002, the option was exercisable as to 160,000 shares, and will vest as to the remaining 40,000 shares on the second anniversary of the grant date, provided Mr. Firtel remains a director up to and as of that date. In March 2002, we entered into a contract with Mr. Firtel pursuant to which we would grant Mr. Firtel each month an immediately exercisable option to purchase 2,000 shares of common stock, at an exercise price of $3.50 per share, in consideration of monthly consulting services to be provided to us by him during the following 12 months. In November 2002, this agreement was superseded by an amendment, retroactive to the original contract date, pursuant to which we granted Mr. Firtel an option to purchase 24,000 shares of common stock, at an exercise price of $3.50 per share, to vest at a rate of 2,000 shares per month as services are performed. As of December 31, 2002, Mr. Firtel’s option under this agreement was vested as to 20,000 shares. In May 2003, we approved an engagement of Mr. Firtel for consulting services for an additional twelve months beginning March 2003, pursuant to which we granted Mr. Firtel an option effective June 1, 2003 to purchase 24,000 shares of common stock at an exercise price of $3.50 per share, to vest at a rate of 2,000 shares per month as services are performed.

2.  In January 2003, we entered into a contract with David Smith pursuant to which Mr. Smith would provide consulting services in connection with our business development and related financial services. As compensation for these services, we granted Mr. Smith an option to purchase 100,000 shares of common stock, at an exercise price of $3.50 per share. The option vested as to 33,334 shares as of the grant date, and will vest as to a further 33,333 shares on the first anniversary of the grant date, and as to the remaining 33,333 shares on the second anniversary of the grant date provided that Mr. Smith remains a director up to and as of each such date.

3. We entered into a consulting agreement with Argus International, Inc., a organization that provides consulting services in regulatory affairs and is owned by Dr. Mildred Christian, who became a director of Pro-Pharmaceuticals in October 2002. Compensation for these services, paid to Dr. Christian in 2003, consisted of 25,324 shares of our common stock and 25,324 options to purchase common stock, at an exercise price of $2.96.

Option Grants

We have not granted any stock options to either of our Named Executive Officers.

Employee Stock Incentive Plan

On October 18, 2001, our Board of Directors adopted the Pro-Pharmaceuticals, Inc. 2001 Stock Incentive Plan which permits awards of incentive and non-qualified stock options and other forms of incentive compensation to employees and non-employees such as directors and consultants. The Board reserved 2,000,000 of our shares of common stock for awards pursuant to the Stock Incentive Plan, all of which reserved shares could be awarded as incentive stock options. Our stockholders approved the plan on May 31, 2002. As of December 31, 2002, we have granted options to purchase 569,000 shares of common stock under the Stock Incentive Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock, as of May 31, 2003, by (1) each shareholder known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock, (2) each of our executive officers and directors and (3) our executive officers and directors, as a group.

			Percentage of Class
Name and Address(1)	Shares of Common Stock Beneficially Owned(2)		Before Offering	After Offering
David Platt, Ph.D.	4,953,247	(3)	24.4%	23.4%

James Czirr	4,877,868	(4)	24.0	23

Anatole Klyosov, Ph.D.	1,235,467		6.1	5.8

Offer Binder	1,250,878	(5)	6.2	5.9

Burton C. Firtel	351,500	(6)	1.7	1.2

Dale H. Conaway, D.V.M.	23,596	(7)	*	*

David H. Smith	263,834	(8)	1.3	1.3

Edgar Ben-Josef, M.D.	4,000	(9)	*	*

Mildred S. Christian, Ph.D.	61,788	(10)	*	*

Steven Prelack	750	(9)	*	*

David A. Christopher	500		*	*

All executive officers and directors as a group (9 persons)	10,530,083		51.8%	49.3%

*	Less than 1%.

(1)	The address of each of the persons listed is c/o Pro-Pharmaceuticals, Inc., 189 Wells Avenue, Newton, MA 02459.
(2)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of May 31, 2003, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 20,323,600 shares of common stock outstanding as of May 31, 2003.
(3)	Includes 7,379 shares, as well as 3,500 shares which may be acquired upon the exercise of an immediately exercisable share purchase warrant, all owned by Dr. Platt’s wife, and as to which Dr. Platt disclaims beneficial ownership.
(4)	Includes 16,000 shares owned by minor children of Mr. Czirr, as to which Mr. Czirr disclaims beneficial ownership.
(5)	Includes 10,411 shares, as well as 5,000 shares issuable upon the exercise of a share purchase warrant, all owned by Mr. Binder’s wife, as to which Mr. Binder disclaims beneficial ownership.
(6)	Includes 198,000 shares issuable upon the exercise of stock options. Also includes 50,000 shares that may be acquired upon the exercise of an immediately exercisable share purchase warrant.
(7)	Includes 4,500 shares issuable upon the exercise of stock options. Also includes 6,250 shares that may be acquired upon the exercise of an immediately exercisable share purchase warrant.
(8)

Includes 37,834 shares issuable upon the exercise of stock options. Also includes 100,000 shares and 100,000 shares issuable upon the exercise of an immediately exercisable share purchase warrant, all owned by a limited liability company of which Mr. Smith is a member and the manager. Mr. Smith disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
(9)	Represents shares issuable upon the exercise of stock options.
(10)	Includes 26,434 shares issuable upon the exercise of stock options.

We are not aware of any arrangements that may result in “changes in control” as that term is defined by the provisions of Item 403(c) of Regulation S-B.

SELLING SECURITY HOLDERS

The selling security holders identified in the following table are offering for sale 2,843,304 shares of common stock. 615,846 of these shares are being offered by directors, officers or principal stockholders of the company. The registration for resale of shares of common stock held by directors, officers or principal stockholders of the Company does not mean that any of these persons will sell all or any of such shares of common stock. None of such persons has a present intention to sell such shares and there currently are no agreements, arrangements or understandings with respect to the sale or distribution of any of the common stock by any of these directors, officers or principal stockholders.

The selling security holders may offer their shares of common stock for sale from time to time at market prices prevailing at the time of sale or at negotiated prices, and without payment of any underwriting discounts or commissions except for usual and customary selling commissions paid to brokers or dealers.

The following table sets forth, as of May 31, 2003, the number of shares being held of record or beneficially by the selling security holders and provides by footnote reference any material relationship between the company and the selling security holder, all of which is based upon information currently available to the company.

	Beneficial Ownership of Selling Security Holder Prior to Offering(1)			Beneficial Ownership of Shares After Offering(2)
Name of Selling Security Holder	Number	Percent	Number of Shares offered hereby(2)	Number	Percent
Kathleen C. Anderson	183		183	—	—
Avrit Family Trust DTD 9/29/92	7,000		7,000	—	—
Gertrude Barbush	334		334	—	—
C. Eileen Bastian	7,000		7,000	—	—
James J. & Loretta Beakey	10,275		10,275	—	—
David A. Beckerman	14,000		14,000	—	—
Adrienne Berkman	7,000		7,000	—	—
Milton Berlinski	50,795		50,795	—	—
James F. & Donna F. Biehl	10,318		10,318	—	—
Offer Binder	1,235,467		50,000	1,185,467
Merlin Bingham	10,167		10,167	—	—
Theresa S. Block	2,167		2,167	—	—
Kent Bond	34		34	—	—
Brad M. Bristol	333		333	—	—
Laurence W. Bunde	47,000		47,000	—	—
Michael D. Callister	67		67	—	—
Lesley R. Carlson	25,849		25,849	—	—
Jason A. Chess	10,360		10,360	—	—
George J. Chlebecek	100		100	—	—

	Beneficial Ownership of Selling Security Holder Prior to Offering(1)			Beneficial Ownership of Shares After Offering(2)
Name of Selling Security Holder	Number	Percent	Number of Shares offered hereby(2)	Number	Percent
Dale A. Christie	7,000		7,000	—	—
Dale Conaway(3)	23,596		12,846	10,750	—
Dale & Carla J. Conaway	6,630		6,630	—	—
Michael R. & Cheryl L. Crane	51,445		51,445	—	—
James Czirr(4)	4,861,868		200,000	4,661,868
Jerry & Susan O. Dowdy	14,000		14,000	—	—
Vladimir Drits	10,000		10,000	—	—
William A. Dunn Trust	66,700		66,700	—	—
Betty B. Edman, Trustee Betty B. Edman Trust U/T/A DTD 12/11/82	7,000		7,000	—	—
Russ Erkkila	167		167	—	—
Harold Faske	10,301		10,301	—	—
Dawn M. Favazza	10,260		10,260	—	—
James D. Favazza	10,348		10,348	—	—
Joseph R. Favazza	48,618		48,618	—	—
Joseph Favazza	10,260		10,260	—	—
Burton Firtel(5)	351,000		103,000	248,000	—
Mark W. & Karen L. Francis JTWROS	36,000		36,000	—	—
Paul R. & Garnet S. Francis	25,000		25,000	—	—
Bruce W. Franklin	12,897		12,897	—	—
Scott O. Fuller	167		167	—	—
Richard H. Garrison	10,345		10,345	—	—
Kathleen A. Gasior	10,260		10,260	—	—
Norman Genzer	10,321		10,321	—	—
Reuven Golan	10,337		10,337	—	—
Alvin Goldstein	27,271		27,271	—	—
George Chappell Jr. & Gari-Sue Green	12,955		12,955	—	—
Wayne P. & Sandra Lee Gresh	10,338		10,338	—	—
Morton S. Grossman	20,537		20,537	—	—
The Gustafson Family Trust	3,500		3,500	—	—
Raymond A. Hanson	116,452		116,452	—	—
H. Preston & Carrie A. Hawkins	100,000		100,000	—	—
Harold E. Hoder	50,795		50,795	—	—
Karen Holitz	1,167		1,167	—	—
Norman D. Holm	3,000		3,000	—	—
Jennifer L. Holmers	1,167		1,167	—	—
Richard M. Horwood (Russell Trust)	5,667		5,667	—	—
William J. Howard	134		134	—	—
Boris Iliarski	334		334	—	—
Steven C. Isakson as Custodian for Evan Alden Isakson	67		67	—	—
Robert Jacobs	20,000		20,000	—	—
Thomas E. Jenkins	10,260		10,260	—	—
Julie A. Johnson	1,167		1,167	—	—
Thomas Denver Kaufman	334		334	—	—
Patrick E. & Tina Kensicki, JTWROS	3,500		3,500	—	—

	Beneficial Ownership of Selling Security Holder Prior to Offering(1)			Beneficial Ownership of Shares After Offering(2)
Name of Selling Security Holder	Number	Percent	Number of Shares offered hereby(2)	Number	Percent
Anatole Klyosov	1,235,467		50,000	1,185,467
Michael T. Kosek	15,158		15,158	—	—
George Krall	14,000		14,000
L.A. Bexton Inc.	39,000		39,000	—	—
M Club, LLC	7,000		7,000	—	—
Jeffrey Marko	10,321		10,321	—	—
George R. Marks	10,252		10,252	—	—
Katharine W. & Walter R. Martin	12,955		12,955	—	—
William C. Marx and Roger W. Marx	1,334		1,334	—	—
Kevin P. Mc Quillan	67		67	—	—
George R. Melillo	14,000		14,000	—	—
Diane Meyer	833		833	—	—
Greg Meyer	833		833	—	—
Michael D. Emerson Revocable Trust dtd 4/11/97	15,495		15,495	—	—
Sebastian Minaudo	10,329		10,329	—	—
Charles Moore	10,329		10,329	—	—
Doug Morgan	34		34	—	—
Philip Newcomb	5,112		5,112	—	—
Gali Nuriel	247,278		247,278	—	—
Michael J. Ochstein	3,500		3,500	—	—
John P. Oroark	34		34	—	—
Carol L. Ott	36,071		36,071	—	—
Mark F. Palma and Shannon L. Palma	1,334		1,334	—	—
Anna Pasquale	10,411		10,411	—	—
Mark Peterson	167		167	—	—
Loren A. Pfau and Florence A. Pfau	17		17	—	—
David Platt (6)	4,941,868		200,000	4,741,868
Naomi Platt	7,379		7,379	—	—
Joseph Louis, Sr. & Sallyann Prato, JTWROS	7,000		7,000	—	—
Julian F. Prince	25,000		25,000	—	—
Yigal Ran	50,186		50,186	—	—
Suzanna F. Ran	51,589		51,589	—	—
Dain Rauscher as Custodian for John P Smith (IRA)	166		166	—	—
Carl Richard	8,000		8,000	—	—
Gary H. Riemer	10,363		10,363	—	—
Steve D. Roberts as Trustee for Steven D. Roberts Trust	5,500		5,500	—	—
Robin C. Dubuc Living Trust dtd 1/21/87	25,000		25,000	—	—
Jerald K. Rome	82,344		82,344	—	—
Jerald K. Rome as Custodian	42,000		42,000	—	—
Daniel Sagert	3,000		3,000	—	—
Michael J. Sare	10,248		10,248	—	—
Dennis & Nancy Schmahl	10,360		10,360	—	—
Martin L. Schmidt	10,359		10,359	—	—
Christopher K. Schneenman	21		21	—	—
Aaron J. Scholl as Custodian for Gordon J. Scholl	34		34	—	—
Aaron J. Scholl as Custodian for Nora M. Scholl	34		34	—	—

	Beneficial Ownership of Selling Security Holder Prior to Offering(1)			Beneficial Ownership of Shares After Offering(2)
Name of Selling Security Holder	Number	Percent	Number of Shares offered hereby(2)	Number	Percent
Kraig L. Selleke	3,500		3,500	—	—
Joan V. Smith	134		134	—	—
Theresa J. Smith	334		334	—	—
John Snedden	17,000		17,000	—	—
Scott L. Solberg and Barb M. Solberg	100		100	—	—
John Steinbergs	7,500		7,500	—	—
Louis Stone	7,000		7,000	—	—
Brian Swank	3,500		3,500	—	—
Paul H. Swy	16,000		16,000	—	—
Tailwind V.C., LLC	100,000		100,000
Elissa Traher	3,000		3,000	—	—
Leo Tutewohl (Trustee)	166		166	—	—
Talia Ran Irrevocable Trust	3,440		3,440	—	—
Tamar R. Ran Irrevocable Trust UAD	3,440		3,440	—	—
Leland & Cessily J. Thalacker	29,572		29,572	—	—
Trustee for the Glenn E. White Trust dtd 6/8/95	55,658		55,658	—	—
Stephen E. Upton Trustee U/A dtd 7/8/71	32,000		32,000	—	—
Debra Van Der Vieren	835		835	—	—
Vanguard Tax Id #23-2869268 custodian F/B/O Thomas J. Favazza, IRA	39,453		39,453	—	—
D.M. Van Leijenhorst	20,715		20,715	—	—
Dick Martijn Van Leijenhorst	22,500		22,500	—	—
Kimberly S. Vatter	134		134	—	—
Avie Wasser as Custodian for David M. Wasser	7		7	—	—
Leon Weinberg	20,537		20,537	—	—
White Family Living Trust	11,250		11,250	—	—
Yonatan Y. Ran Irrevocable Trust UAD	3,440		3,440	—	—
Robert W. Baird & Co., Incorporated	202		202	—	—
Brown & Company Securities Corporation	31,868		31,868	—	—
Charles Schwab & Co., Inc.	7,000		7,000	—	—
Dain Rauscher Incorporated	3		3	—	—
Dobbin & Co.	2,000		2,000	—	—
First Clearing Corporation	4,000		4,000	—	—
Fiserv Securities, Inc.	2		2	—	—
Fleet Securities, Inc.	986		986	—	—
GVR Co.	1		1	—	—
Janney Montgomery Scott Inc.	350		350	—	—
Lehman Brothers, Inc.	1,000		1,000	—	—
Morgan Stanley Dean Witter Inc	334		334	—	—
PREFERREDTRADE, INC.	333		333	—	—
Stifel, Nicolaus & Co Inc.	333		333	—	—
UBS Painewebber Inc.	2,583		2,583	—	—
US Bancorp Piper Jaffray Inc.	34		34	—	—
USAA Investment Management Company	750		750	—	—
Wells Fargo Bank Minnesota, N.A.	334		334	—	—

Total	14,876,724		2,843,304	12,033,420

*	Represents less than 1% of the outstanding shares of common stock.
(1)	Applicable percentage of ownership is based on 20,323,600 shares of common stock outstanding as of May 31, 2003, plus any securities held by such holder exercisable for or convertible into common stock within sixty (60) days of May 31, 2003.
(2)	Assumes that all shares are sold pursuant to this offering and that no other shares of common stock are acquired or disposed of by the selling security holders prior to the termination of this offering. Because the selling security holders may sell all, some or none of their shares or may acquire or dispose of other shares of common stock, we cannot estimate the aggregate number of shares which will be sold in this offering or the number or percentage of shares of common stock that each selling security holder will own upon completion of this offering.
(3)	Dr. Conaway has served as a director since May 15, 2001. Includes 4,500 shares issuable upon the exercise of stock options. Also includes 6,250 shares issuable upon the exercise of an immediately exercisable share purchase warrant.
(4)	Mr. Czirr has served as Executive Vice President of Business Development a director since May 15, 2001.
(5)	Mr. Firtel has served as a director since May 15, 2001. Includes 198,000 shares issuable upon the exercise of stock options. Also includes 50,000 shares issuable upon the exercise of an immediately exercisable share purchase warrant.
(6)	Dr. Platt has served as our President, Chief Executive Officer and Secretary and a director since May 15, 2001 and was Treasurer form such date until June 12, 2003.

We will pay all expenses in connection with the distribution of the shares of common stock being sold by the selling security holders, except for the fees and expenses of any counsel and other advisors that any selling security holders may employ to represent them in connection with the offering and any brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

PLAN OF DISTRIBUTION

All of the 2,843,304 shares of our common stock offered by this prospectus may be offered and sold, from time to time, by the selling security holders identified in this prospectus. We will not receive any of the proceeds from the sale of shares by the selling security holders. We will pay the expenses of preparing this prospectus and the related registration statement.

The selling security holders have not advised us of any specific plan for distribution of the shares offered hereby, but it is anticipated that the shares will be sold from time to time by the selling security holders or by pledgees, donees, transferees or other successors in interest on a best efforts basis without an underwriter. Such sales may be made on the National Quotation Bureau’s Pink Sheets, the OTC Bulletin Board, any exchange upon which our shares may trade in the future, over-the-counter, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following, without limitation:

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	through options, swaps or derivatives;

•	in privately negotiated transactions;

•	in transactions to cover short sales;

•	through a combination of any such methods of sale; or

•	in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.

The selling security holders may sell their shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their shares. Brokers or dealers engaged by the selling security holders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from the selling security holders, or, if any such broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated immediately prior to the sale. The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree with a selling security holder to sell a specified number of shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for a selling security holder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling security holder. Broker-dealers who acquire shares as principal may thereafter resell the shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with resales of the shares, broker-dealers may pay to or receive from the purchasers of shares commissions as described above.

The selling security holders and any broker-dealers or agents that participate with the selling security holders in the sale of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. In that event, any commissions received by broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

From time to time the selling security holders may engage in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the shares in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time, a selling security holder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the shares or a default by a selling security holder, the broker-dealer or financial institution may offer and sell the pledged shares from time to time.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

During 2001, we entered into an agreement with Extol International Ltd., a company controlled by James Czirr, pursuant to which Extol International agreed to provide financing and business development services. Mr. Czirr is a founding stockholder of our Massachusetts predecessor company, currently serves as our Executive Vice President of Business Development and as a director, and owns more than 5% of our outstanding stock. The agreement with Extol International provided for a monthly payment of $12,500 and reimbursement of expenses. This agreement terminated when Mr. Czirr became a full-time employee of Pro-Pharmaceuticals in June 2002. Payments to Extol International under this agreement aggregated $68,000 and $126,000 in 2002 and 2001, respectively.

During 2001, we entered into an agreement with MIR International, Inc., pursuant to which MIR International agreed to provide consulting services regarding our research and development including design of preclinical experimental protocols, arranging preclinical experiments, performing chemical synthetic work, and preparing reports on biochemical study and clinical applications of carbohydrates. This agreement initially provided for a monthly payment of $5,000, which was increased to $6,000 as of October 2002, and reimbursement of expenses. Dr. Anatole Klyosov owns 50% of MIR International, Inc., with the remaining 50% owned by a party unrelated to Dr. Klyosov or to us. Dr. Klyosov is a founding stockholder of our Massachusetts predecessor company and owns more than 5% of our outstanding stock and is a member of our Scientific Advisory Board. He was formerly Senior Vice President, Chief Scientific Officer of Pro-Pharmaceuticals

(Massachusetts), our predecessor. Payments to MIR International under this agreement aggregated $65,000 and $83,000 in 2002 and 2001, respectively.

During 2001, we entered into an agreement with Offer Binder, Ph.D., pursuant to which Dr. Binder agreed to provide management advisory services to Pro-Pharmaceuticals. This agreement provides for a monthly payment of $5,000, which was increased to $6,000 as of October 2002, and reimbursement of expenses. Dr. Binder is a founding stockholder of our Massachusetts predecessor company and owns more than 5% of our outstanding stock. Payments to Dr. Binder under this agreement aggregated $67,000 and $61,000 in 2002 and 2001, respectively.

Dr. Mildred Christian, who became a director of Pro-Pharmaceuticals in October 2002, was until November 15, 2002, Executive Director of Research of Redfield Laboratories and of Argus Research. These are divisions of Charles River Laboratories, Inc., a worldwide provider of research products and integrated preclinical support services, based in Wilmington, Massachusetts. As discussed in our Annual Report on Form 10-KSB for the year ended December 31, 2002, Charles River Laboratories, which is not affiliated with Pro-Pharmaceuticals, conducted early-stage research on our behalf in major part through its Redfield Laboratories division in Redfield, Arkansas. The contract research undertaken by Charles River Laboratories concluded before Dr. Christian became a director of Pro-Pharmaceuticals. Our payments to Charles River Laboratories for contract laboratory services aggregated $402,000 and $333,000 in 2002 and 2001, respectively. Dr. Christian is also the sole owner of Argus International, Inc., a consulting organization providing services in regulatory affairs. Argus International provided services to Pro-Pharmaceuticals including project development, monitoring and IND development (pharmacology sections) during 2002 and 2001. Compensation for these services, paid to Dr. Christian in 2003, consisted of 25,324 shares of common stock and 25,324 options to purchase common stock, at an exercise price of $2.96.

Transactions with Promoters

Because we were incorporated less than five years ago, we are required to disclose any transactions we have had with “promoters” of our company. Promoters include founders of our company, as well as any persons who have received 10 percent or more of our common stock in connection with the organization of our company. Our promoters are: Developed Technology Resource, Inc.; Dr. David Platt, our President and Chief Executive Officer and a director; and James Czirr, Executive Vice President of Business Development and a director.

In connection with our formation in January 2001, Developed Technology acquired 1,221,890 shares of our common stock, representing all of our common stock outstanding, for a contract right valued at $107,000. On May 15, 2001, Developed Technology distributed its holdings of our common stock to its shareholders of record at the close of business on May 7, 2001. See “Business—Corporate Formation” for a discussion of the distribution and related transactions.

Each of Dr. Platt and Mr. Czirr became the owner of 10 percent or more of our common stock in connection with our acquisition of the predecessor Massachusetts corporation in May 2001, whereby all of the holders of that corporation’s common stock, including Dr. Platt and Mr. Czirr, exchanged such stock for the common stock of our company. In September 2000, the Massachusetts corporation had issued and sold 40,000 shares to Dr. Platt for $4,000 in cash, and also issued and sold 40,000 shares to James Czirr for $4,000 in cash.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 undesignated shares, $0.01 par value per share. Our common stockholders are entitled to one vote per share on all matters on which holders of common stock are entitled to vote and do not have any cumulative voting rights. This means that the holders of more than 50% of the shares of common stock voting for the election of directors can elect all of the directors if they choose to do so; and, in that event, the holders of the remaining shares of common stock would not be able to elect any person to our board of directors. Our common stockholders are entitled to receive such dividends as our board of directors may declare, out of legally available funds. Holders of common stock have no pre-emptive, conversion, redemption, subscription or similar rights. If Pro-Pharmaceuticals were to be liquidated, dissolved or wound up, common stockholders would be entitled to share equally in any of our assets legally available for distribution after we satisfy any outstanding debts and other liabilities as well as any amounts that might be due to holders of preferred stock, if any.

Our board or directors has authority, without seeking stockholder approval, to designate different classes or series of the undesignated shares, the number of shares in each class or series within the limit of the authorized undesignated shares, and the voting powers, designations, rights, preferences, limitations restrictions and relative rights of said shares in each such class or series, which could include preferences on liquidation or as to dividends, voting rights including the right to vote as a separate class or series on certain corporate events or to elect directors designated by the holders of such class or series, and rights to conversion, or redemption of their shares and other matters.

We have no charter or by-law provisions that would delay, defer or prevent a change in control of Pro-Pharmaceuticals.

LEGAL MATTERS

The validity of the common stock being offered hereby will be passed upon for Pro-Pharmaceuticals by Perkins, Smith & Cohen, LLP, of Boston, Massachusetts.

EXPERTS

The financial statements for our Massachusetts predecessor corporation as of December 31, 2000 and for the period from inception (July 10, 2000) through December 31, 2000, included in this prospectus have been so included in reliance on the report of Scillia Dowling & Natarelli LLC, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements as of December 31, 2002 and 2001 and for the years then ended, and for the period from inception (July 10, 2000) to December 31, 2002, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the ability of the Company to continue as a going concern), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form SB-2 with the SEC. This prospectus, which forms a part of that registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information with respect to Pro-Pharmaceuticals and the shares of common stock offered hereby, please refer to the registration statement, including its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, where the contract or other document is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made. You may review a copy of the registration statement at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C., and at the SEC’s

regional office in Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The registration statement can also be reviewed by accessing the SEC’s Internet site at http://www.sec.gov. We are subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file periodic reports, proxy statements or information statements, and other information with the SEC. These reports can also be reviewed by accessing the SEC’s Internet site.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ON ACCOUNTING AND FINANCIAL DISCLOSURE

The information below has been previously included in our Current Report on Form 8-K filed with the SEC on February 25, 2002, as amended and filed with the SEC as Form 8-K/A on March 8, 2002. This information has also been included in our Annual Report on Form 10-KSB for the year ended December 31, 2001, as filed with the SEC on April 16, 2002, and in our Annual Report on Form 10-KSB for the year ended December 31, 2002, as filed with the SEC on March 31, 2003.

On February 15, 2002, we dismissed Scillia Dowling & Natarelli LLC as our independent auditors. On February 22, 2002, we engaged Deloitte & Touche LLP as our independent auditors to audit our financial statements for the fiscal year ended December 31, 2001. The decision to dismiss Scillia Dowling & Natarelli LLC and to retain Deloitte & Touche LLP was approved by our Board of Directors and Audit Committee.

The report of Scillia Dowling & Natarelli LLC on our financial statements as of December 31, 2000, and for the period commencing July 10, 2000 (inception) to December 31, 2000 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. We have only filed financial statements since our July 10, 2000 date of inception. From July 10, 2000 through February 15, 2002, there were no disagreements between Scillia Dowling & Natarelli LLC and us on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Scillia Dowling & Natarelli LLC, would have caused it to make reference to the subject matter of the disagreement in connection with its reports on our financial statements.

From inception through February 21, 2001, we did not consult with Deloitte & Touche LLP on items which involved (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on our financial statements, or (iii) the subject matter of a disagreement or “reportable event.”

Before we filed the Form 8-K in its original and amended versions in which the above matters were disclosed, we furnished Scillia Dowling & Natarelli LLC with a copy of the above disclosure as included in each of the original and amended forms, respectively, and requested it in each case to furnish a letter addressed to the SEC stating whether Scillia Dowling & Natarelli LLC agrees with the above statements. Copies of the letters are attached as Exhibit 16.1 and Exhibit 16.2 to the Form 8-K/A as filed with the SEC on March 8, 2002. A copy of the letter with respect to the original Form 8-K disclosure was also attached as Exhibit 16 to the Form 8-K as filed with the SEC on February 25, 2002.

FINANCIAL STATEMENTS

Index to Financial Statements

Page

Audited Financial Statements (Audited)—December 31, 2002

1.	Independent Auditors’ Report for the year ended December 31, 2002	F-1

2.	Independent Auditors’ Report with respect to the period from inception (July 10, 2000) through December 31, 2000	F-2

3.	Balance Sheets as of December 31, 2002 and 2001	F-3

4.	Statements of Operations for the years ended December 31, 2002 and 2001 and for the period from inception (July 10, 2000) to December 31, 2000, and cumulative for the period from inception to December 31, 2002	F-4

5.	Statements of Stockholders’ Equity for the years ended December 31, 2002 and 2001 and for the period from inception (July 10, 2000) to December 31, 2000	F-5

6.	Statements of Cash Flows for the years ended December 31, 2002 and 2001 and for the period from inception (July 10, 2000) to December 31, 2000 and cumulative for the period from inception to December 31, 2002	F-6

7.	Notes to Financial Statements for the years ended December 31, 2002 and 2001 and for the period from inception (July 10, 2000) to December 31, 2000	F-7

Interim Financial Statements (Unaudited)—March 31, 2003

1.	Condensed Balance Sheets as of March 31, 2003 and December 31, 2002	F-16

2.	Condensed Statements of Operations for the quarter ended March 31, 2003 and 2002 and cumulative for the period from inception to March 31, 2003	F-17

3.	Condensed Statements of Cash Flows for the quarter ended March 31, 2003 and 2002 and cumulative for the period from inception to March 31, 2003	F-18

4.	Notes to Condensed Financial Statements for the quarter ended March 31, 2003	F-19

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of Pro-Pharmaceuticals, Inc.

Newton, Massachusetts

We have audited the accompanying balance sheets of Pro-Pharmaceuticals, Inc. (a development stage company) (the “Company”) as of December 31, 2002 and 2001, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended, and for the period from inception (July 10, 2000) to December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The Company’s financial statements as of December 31, 2000, and for the period from inception (July 10, 2000) through December 31, 2000, were audited by other auditors, whose report, dated April 10, 2002, expressed an unqualified opinion on those statements. The financial statements for the period from inception (July 10, 2000) through December 31, 2000 reflect a cumulative net loss of $184,582. The other auditors’ report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such prior periods, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the 2002 and 2001 financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, and for the period from inception (July 10, 2000) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise engaged in developing technology that will reduce the toxicity and improve the efficacy of chemotherapy drugs. As discussed in Note 1 to the financial statements, the Company’s net loss since inception and expectations of additional losses in the future raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/    Deloitte & Touche LLP

Boston, Massachusetts

March 24, 2003

INDEPENDENT AUDITORS’ REPORT

To the Stockholders

Pro-Pharmaceuticals, Inc.

Newton, Massachusetts

We have audited the accompanying statements of operations, stockholders’ equity and cash flows of Pro-Pharmaceuticals, Inc. (the “Company”) for the period from inception (July 10, 2000) through December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Company for the period from inception (July 10, 2000) through December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/    Scillia Dowling & Natarelli LLC

Hartford, Connecticut

April 10, 2002

PRO-PHARMACEUTICALS, INC.

(A Development Stage Company)

BALANCE SHEETS

DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001

CURRENT ASSETS:
Cash and cash equivalents	$1,921,233	$1,491,172
Prepaid expenses and other current assets	72,733	11,561
Deferred offering costs	—	69,208

Total current assets	1,993,966	1,571,941

PROPERTY AND EQUIPMENT—Net	177,160	111,540
INTANGIBLE ASSETS	85,090	56,115
DEPOSITS AND OTHER ASSETS	26,951	26,951

TOTAL ASSETS	$2,283,167	$1,766,547

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$302,899	$236,223
Accrued expenses	174,644	119,479
Offering costs payable	174,250	—
Convertible notes payable	15,000	195,000

Total current liabilities	666,793	550,702

COMMITMENTS AND CONTINGENCIES (Note 8)

STOCKHOLDERS’ EQUITY:
Common stock, $0.001 par value; 100,000,000 shares authorized, 5,000,000 undesignated shares, 19,034,647 and 15,524,410 shares issued and outstanding at December 31, 2002 and 2001, respectively	19,034	15,524
Additional paid-in capital	9,635,531	5,446,751
Stock subscriptions receivable	(150,000)	—
Deferred compensation	(54,959)	(91,575)
Deficit accumulated during the development stage	(7,833,232)	(4,154,855)

Total stockholders’ equity	1,616,374	1,215,845

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,283,167	$1,766,547

See notes to financial statements.

PRO-PHARMACEUTICALS, INC.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2002 AND 2001, PERIOD FROM INCEPTION (JULY 10, 2000)

TO DECEMBER 31, 2000, AND CUMULATIVE PERIOD FROM INCEPTION TO DECEMBER 31, 2002

	Year Ended December 31, 2002	Year Ended December 31, 2001	Period from Inception (July 10, 2000) to December 31, 2000	Cumulative Period from Inception (July 10, 2000) to December 31, 2002
OPERATING EXPENSES:
Research and development	$1,483,027	$893,457	$100,250	$2,476,734
General and administrative(a)	1,804,192	1,288,634	66,700	3,159,526

Total operating expenses	(3,287,219)	(2,182,091)	(166,950)	(5,636,260)

INTEREST INCOME	24,258	24,917	261	49,436

INTEREST AND OTHER EXPENSES:
Amortization of debt discount on convertible notes	$—	$1,241,357	$16,655	$1,258,012
Debt conversion expense	—	503,019	—	503,019
Interest expense on convertible notes	415,416	68,723	1,238	485,377

Total interest and other expenses	(415,416)	(1,813,099)	(17,893)	(2,246,408)

NET LOSS	$(3,678,377)	$(3,970,273)	$(184,582)	$(7,833,232)

NET LOSS PER SHARE—Basic and diluted	$(0.22)	$(0.29)	$(0.01)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING—Basic and diluted	16,374,524	13,601,795	12,354,670

(a) The following summarizes the allocation of the stock-based compensation charge:
General and administrative	$105,329	$147,317	$—	$252,646

See notes to financial statements.

PRO-PHARMACEUTICALS, INC.

(A Development Stage Company)

STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2002, AND 2001, AND PERIOD FROM INCEPTION (JULY 10, 2000) TO DECEMBER 31, 2000

	Common Stock
	Number of Shares	$0.001 Par Value	Additional Paid-in Capital	Subscription Receivable	Deferred Compensation	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity
Issuance of founders shares	12,354,670	$12,355	$(3,355)	$—	$—	$—	$9,000
Beneficial conversion feature and rights to common stock embedded in convertible note	—	—	221,910	—	—	—	221,910
Net loss	—	—	—	—	—	(184,582)	(184,582)

BALANCE, DECEMBER 31, 2000	12,354,670	12,355	218,555	—	—	(184,582)	46,328

Issuance of common stock and beneficial conversion feature related to convertible note	660,321	660	1,035,442	—	—	—	1,036,102
Issuance of common stock in connection with reverse merger of Pro-Pharmaceuticals-NV	1,221,890	1,222	105,778	—	—	—	107,000
Conversion of notes payable and accrued interest to common stock	598,229	598	1,125,004	—	—	—	1,125,602
Issuance of warrants to induce conversion of notes payable	—	—	503,019	—	—	—	503,019
Issuance of common stock and warrants (net of issuance costs of $16,750)	689,300	689	2,220,061	—	—	—	2,220,750
Deferred compensation relating to issuance of stock options	—	—	238,892	—	(238,892)	—	—
Amortization of deferred compensation	—	—	—	—	147,317	—	147,317
Net loss	—	—	—	—	—	(3,970,273)	(3,970,273)

BALANCE, DECEMBER 31, 2001	15,524,410	15,524	5,446,751	—	(91,575)	(4,154,855)	1,215,845

Issuance of common stock (net of issuance costs of $49,208)	185,999	186	601,603	—	—	—	601,789
Issuance of common stock related to 2002 private placement (net of issuance costs of $212,458)	3,223,360	3,223	3,007,679	(150,000)	—	—	2,860,902
Conversion of extension costs related to convertible notes to common stock	48,750	49	170,576	—	—	—	170,625
Conversion of notes payable and accrued interest to common stock	52,128	52	104,222	—	—	—	104,274
Stock compensation expense related to issuance of options to consultant	—	—	41,056	—	—	—	41,056
Issuance of warrants to purchase common stock in consideration for placement of convertible notes payable	—	—	235,987	—	—	—	235,987
Deferred compensation relating to issuance of stock options	—	—	10,901	—	(10,901)	—	—
Amortization of deferred compensation	—	—	—	—	47,517	—	47,517
Stock compensation expense related to fair market revaluation	—	—	16,756	—	—	—	16,756
Net loss	—	—	—	—	—	(3,678,377)	(3,678,377)

BALANCE, DECEMBER 31, 2002	19,034,647	$19,034	$9,635,531	$(150,000)	$(54,959)	$(7,833,232)	$1,616,374

See notes to financial statements.

PRO-PHARMACEUTICALS, INC.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002 AND 2001, THE PERIOD FROM INCEPTION (JULY 10, 2000) TO DECEMBER 31, 2000, AND CUMULATIVE PERIOD FROM INCEPTION TO DECEMBER 31, 2002

	Year Ended December 31, 2002	Year Ended December 31, 2001	Period from Inception (July 10, 2000) to December 31, 2000	Cumulative Period from Inception (July 10, 2000) to December 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,678,377)	$(3,970,273)	$(184,582)	$(7,833,232)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	43,683	12,156	—	55,839
Stock based compensation expense	105,329	147,317	—	252,646
Amortization of deferred extension costs through interest expense	167,497	—	—	167,497
Settlement of accrued interest through issuance of common stock	10,274	—	—	10,274
Amortization of debt discount on convertible notes		1,241,357	16,655	1,258,012
Writeoff of intangible assets	—	107,000	—	107,000
Debt conversion expense	—	503,019	—	503,019
Interest expense related to issuance of warrants to purchase common stock	235,987	—	—	235,987
Changes in current assets and liabilities:
Prepaid and other expenses	11,164	(80,769)	—	(69,605)
Deposits and other assets	—	(12,451)	(14,500)	(26,951)
Accounts payable	66,676	157,094	70,101	293,871
Accrued expenses	55,165	96,241	23,238	174,644

Net cash used in operating activities	(2,982,602)	(1,799,309)	(89,088)	(4,870,999)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(109,303)	(123,696)	—	(232,999)
Increase in patents costs and other assets	(28,975)	(47,420)	(8,695)	(85,090)

Net cash used in investing activities	(138,278)	(171,116)	(8,695)	(318,089)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common stock and warrants	—	2,220,750	9,000	2,229,750
Net proceeds from issuance of common stock	3,636,941	—	—	3,636,941
Net proceeds from issuance of convertible notes payable	—	1,036,102	284,500	1,320,602
Repayment of convertible notes payable	(86,000)	—	—	(86,000)
Proceeds from shareholder advances	—	—	9,028	9,028

Net cash provided by financing activities	3,550,941	3,256,852	302,528	7,110,321

NET INCREASE IN CASH AND CASH EQUIVALENTS	430,061	1,286,427	204,745	1,921,233

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,491,172	204,745	—	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	1,921,233	1,491,172	204,745	1,921,233

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION— Cash paid for interest	$17,051	$—	$1,238	$18,289

NONCASH FINANCING ACTIVITIES:
Deferred stock compensation expense	$10,901	$—	$—	$10,901

Conversion of convertible notes and accrued interest to common stock	$94,000	$1,125,602	$—	$1,219,602

Offering costs payable	$174,250	$—	$—	$174,250

Issuance of warrants to induce conversion of notes payable	$—	$503,019	$—	$503,019

Issuance of common stock and warrants	$—	$866,328	$—	$1,102,315

Conversion of convertible notes and accrued interest to common stock	$170,625	$1,125,602	$—	$866,328

Issuance of stock to acquire Pro-Pharmaceuticals-NV	$—	$107,000	$—	$107,000

PRO-PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001, AND THE PERIOD FROM INCEPTION

(JULY 10, 2000) TO DECEMBER 31, 2000

1.     NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of Business—Pro-Pharmaceuticals, Inc. (the “Company”), was established in July 2000. The Company is in the development stage and is in the process of developing technology that is intended to reduce toxicity and improve the efficacy of currently existing chemotherapy drugs by combining the drugs with a number of specific carbohydrate compounds. The carbohydrate-based drug delivery system may also have applications for drugs now used to treat other diseases and chronic health conditions.

The Company is devoting substantially all of its efforts toward product research and development, and raising capital.

•	One of its product candidates began Phase I clinical trials in January 2003.

•	To date the Company has raised $7,187,000 in capital principally through the issuance of convertible notes, the sale of common stock through public offering and the sale of common stock through private placements.

The Company is subject to a number of risks similar to those of other development-stage companies, including dependence on key individuals, uncertainty of product development and generation of revenues, dependence on outside sources of capital, risks associated with clinical trials of products, dependence on third-party collaborators for research operations, need for regulatory approval of products, risks associated with protection of intellectual property, and competition with larger, better-capitalized companies.

The Company’s financial statements have been presented on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company is in the development stage, has incurred a net loss since inception of $7,833,232 and expects to incur additional losses in the near future. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Successful completion of the Company’s development program and, ultimately, the attainment of profitable operations is dependent upon future events, including obtaining adequate financing to fulfill its development activities and achieving a level of revenues adequate to support the Company’s cost structure. The Company will seek additional financing to fund future operations and future significant investments in the business. However, there can be no assurance that the Company will be able to obtain financing on acceptable terms, or at all.

Reverse Merger Transaction—On May 15, 2001, Pro-Pharmaceuticals, Inc., a Nevada corporation organized in January 2001 (“Pro-Pharmaceuticals-NV”), issued 12,354,670 shares of its common stock to the stockholders of Pro-Pharmaceuticals, Inc., a Massachusetts corporation organized in July 2000 (“Pro-Pharmaceuticals-MA”), in exchange for all of the outstanding shares of the common stock of Pro-Pharmaceuticals-MA. Following the exchange of stock, Pro-Pharmaceuticals-MA as a wholly-owned subsidiary merged with Pro-Pharmaceuticals-NV which is the surviving corporation in the merger. At the time of the merger, the common shares issued to the stockholders of Pro-Pharmaceuticals-NV represented a majority of the Company’s common stock, thus enabling those stockholders to retain voting and operating control of the Company. The merger was treated as a capital transaction and was accounted for as a reverse merger in which Pro-Pharmaceuticals-MA was the accounting acquirer. The historical results presented are those of Pro-Pharmaceuticals-MA, the accounting acquirer. Information concerning common stock in 2000 has been restated on an equivalent-share basis.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements reflect the application of certain accounting policies, as described in this note and elsewhere in the accompanying notes to financial statements.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities of 90 days or less at the time of acquisition to be cash equivalents.

Deferred Offering Costs—At December 31, 2001 deferred offering costs of $69,208 consisted of legal and other direct costs pertaining to a public offering of the Company’s stock, which began on December 15, 2001. No proceeds related to the public offering were raised during 2001; therefore, these costs were offset against proceeds of $650,998 raised in 2002.

Property and Equipment—Property and equipment, including leasehold improvements, are stated at cost, net of accumulated depreciation, and are depreciated using the straight-line method over the lesser of the estimated useful lives of the assets or the related lease term. The Company periodically evaluates the recoverability of its long-lived tangible assets based on the expected undiscounted cash flows and recognizes impairments, if any, based on expected discounted future cash flows. The estimated useful lives are as follows:

Asset Classification	Estimated Useful Life
Computers and office equipment	Three years
Furniture and fixtures	Five years
Leasehold improvements	Life of lease

Intangible Assets—Intangible assets include patent costs, which consist primarily of related legal fees, are capitalized as incurred and are amortized over the estimated useful life of the patents. As of December 31, 2002 and 2001, all patents were pending and none of the costs have been amortized. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company reviews all amortizing intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount.

In 2001, the Company evaluated its amortizing intangible assets for impairment and determined that the carrying amount of contractual rights exceeded the future undiscounted cash flows by approximately $107,000, which the Company properly wrote off as of December 31, 2001. In 2002, the Company determined that the carrying value of its amortizing intangible assets had not been impaired.

Deposits and Other Assets—Other assets consist principally of lease deposits on the Company’s leased executive office space.

Research and Development Expenses—Costs associated with research and development are expensed as incurred.

Stock-Based Compensation—As allowed by Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, the Company has elected to account for stock-based compensation at intrinsic value with disclosure of the effects of fair value accounting on net loss and net loss per share on a pro forma basis. At December 31, 2002, the Company had one stock incentive plan, which is described more fully in Note 7. The Company accounts for awards issued to employees under the plan under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and the related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Since the Company adopted its stock incentive plan in 2001, fiscal year 2000 is not presented below. In addition, the Company did not grant options to employees during 2001; therefore, no adjustment is made between the reported and pro-forma net income. The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123:

	2002	2001
Net loss, as reported	$(3,678,377)	$(3,970,273)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(354,160)	—

Net loss, pro forma	$(4,032,537)	$(3,970,273)

Net loss per share:
Basic and diluted-as reported	$(0.22)	$(0.29)
Basic and diluted pro forma	$(0.25)	$(0.29)

Stock options granted to non-employees are accounted for in accordance with SFAS No. 123 and the Emerging Issues Task Force (“EITF”) Abstract No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” and the related interpretations, which generally requires the value of options to be periodically remeasured and charged to expense as they are earned over the performance period. The fair value of the options is determined using the Black-Scholes model. Compensation expense for non-employee options recorded in the accompanying financial statements was $105,329 and $147,317 for the years ended December 31, 2002 and 2001, respectively.

Income Taxes—Deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the expected tax rates estimated to be in effect when such basis differences reverse. A valuation allowance is provided for the amount of deferred tax assets that, based on currently available evidence, are not expected to be realized.

Net Loss per Share—Basic and diluted net loss per share is presented in conformity with SFAS No. 128, “Earnings per Share”, for all periods presented. In accordance with SFAS No. 128, basic and diluted net loss per common share was determined by dividing net loss applicable to common stockholders by the weighted-average common shares outstanding during the period, less shares subject to repurchase. Diluted weighted-average shares are the same as basic weighted-average shares since the inclusion of 1,852,423 and 2,078,091 shares at December 31, 2002 and 2001, respectively, issuable pursuant to the exercise of stock options and warrants and conversion of convertible debt would have been antidilutive.

Comprehensive Income—Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. The Company does not have any items of comprehensive income (loss) other than net losses as reported.

Fair Value of Financial Instruments—Financial instruments consist of cash equivalents, accounts payable and convertible notes payable. The estimated fair value of these financial instruments approximates their carrying value due to the short-term nature of these instruments.

Concentration of Credit Risk—The Company has no significant concentrations of credit risk, such as foreign exchange contracts or other hedging arrangements. Financial instruments that subject the Company to credit risk consist of cash and cash equivalents. The Company maintains cash equivalents with well-capitalized financial institutions.

Reclassifications—Certain reclassifications have been made to the 2000 and 2001 financial statements in order to conform to the 2002 presentation.

Segment Information—SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, requires companies to report selected information about operating segments, as well as enterprise-wide disclosures about products, services, geographic areas and major customers. Operating segments are determined based on the way management organizes its business for making operating decisions and assessing performance. The Company has concluded that it operates in one operating segment.

Recent Accounting Pronouncements—In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Management has determined that it will continue to account for stock-based compensation to employees under the provisions of APB No. 25 and it will make all disclosures in its financial reports. The amendments to SFAS No. 123 provided for under SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. The disclosure requirements of SFAS No. 148 have been implemented in Note 2, “Significant Accounting Policies” and the interim disclosure requirements will be adopted by the Company in the first quarter of 2003.

3.    PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2002	2001
Leasehold improvements	$103,762	$27,269
Computer and office equipment	76,675	56,681
Furniture and fixtures	52,562	39,746

Total	232,999	123,696
Less accumulated depreciation	(55,839)	(12,156)

Property and equipment—net	$177,160	$111,540

4.    RELATED PARTY TRANSACTIONS

For the period from inception (July 10, 2000) through December 31, 2000, the Company paid two of its stockholders $25,000 and $12,500, respectively, for fees associated with research and development and the day-to-day operations of the Company. A stockholder and spouse of a Company officer was paid approximately $8,000 for services during the year ended December 31, 2001. Included in convertible notes payable for the year ended December 31, 2000 was $7,000 due to this same individual.

During 2001, the Company had entered into various consulting agreements, each terminable on thirty days notice, with certain related parties as follows: (i) a corporation controlled by a person who is a stockholder, director and officer of the Company for financing and business development services, subsequently terminated when such person became an employee of the Company (ii) a corporation controlled by a person who is a stockholder and officer of the Company for research and development services, including reimbursable expenses and (iii) an individual who is a stockholder of the Company for management and consultant services. The Company had related party consulting expenses and related reimbursement expenses of $202,000, $203,000 and $77,000 for 2002, 2001 and 2000, respectively related to these three individuals.

During 2002, a board member and stockholder of the Company provided consulting services to the Company. In 2003, such individual agreed to receive compensation for such services in the form of 25,324 shares of common stock and 25,324 options at an exercise price of $2.96 to purchase common stock of the Company. As of December 31, 2002, the Company recorded the deemed fair value of such compensation of approximately $121,956 as an accrued liability. The common stock has been valued at $75,972, based on the closing price of the publicly traded shares of common stock on the date of grant. The options were valued at $45,984, using the Black-Scholes option pricing, based on a deemed fair value of the Company’s common stock of $3.00 per share, an assumed volatility of 95%, a risk-free interest rate of 2.91%, a weighed average expected life of three years, and a dividend rate of 0.0%.

5.    CONVERTIBLE NOTES

During 2001 and 2000, the Company issued $1,036,102 and $284,500 of convertible notes, respectively. In August 2001, the Company offered warrants to holders of its outstanding convertible notes as an inducement to convert prior to the maturity of the notes. Holders representing $1,125,602 of the outstanding principal and accrued interest chose to convert at a conversion price of $2.00 per share and received 598,229 common shares and 562,801 warrants. The warrants have an exercise price of $6.50 per share and are immediately exercisable. As described in Note 6, the Company valued the warrants at $503,019 using the Black-Scholes option-pricing model, and recorded such value as a debt conversion 2001.

In May 2002, the Company extended the maturity date on $195,000 of convertible notes payable at December 31, 2001. In consideration for the extension, the holders received one-quarter of one share of the Company’s common stock for each whole dollar amount of principal outstanding, or 48,750 shares of common stock. The Company deferred $170,625 in costs associated with the extension, based on the fair value of the Company’s common stock of $3.50 at the time of the extension. These deferred convertible notes payable costs are amortized ratably over the twelve-month extended term of the notes, or expensed immediately upon conversion of the note prior to the extended maturity date.

In June 2002, $80,000 in convertible note payable and $10,274 in related accrued interest was converted into 45,128 shares of common stock. In October 2002, the Company settled a convertible note payable of $100,000 through a cash payment of $86,000 and conversion of the remaining $14,000 of principal into 7,000 shares of common stock pursuant to the original terms of the note. In addition, $17,051 of related accrued interest was repaid in cash.

As of December 31, 2002, one convertible note payable of $15,000, which will mature in April 2003, remained outstanding, and $3,128 in related extension costs remained unamortized. During 2002, $167,497 of the deferred convertible notes payable costs were amortized to expense.

6.    STOCKHOLDERS’ EQUITY

2001 Private Placement—From May 25, 2001 through December 3, 2001 the Company sold a total of 689,300 shares of common stock for proceeds of $2,220,750, net of $16,750 of issuance costs through a private placement (the “2001 Private Placement”) of securities. Each share sold in the 2001 Private Placement included a warrant to purchase common stock of the Company. These warrants are described below.

Public Offering—On December 13, 2001, the Company commenced a public offering of 1,428,572 shares of common stock, at a price to the public of $3.50 per share. The Company concluded the offering on June 30, 2002. The Company sold 185,999 shares of $0.001 par value common stock in this offering for proceeds of $601,789, net of $49,208 of issuance costs, all in 2002.

2002 Private Placement—In September 2002, the Company began a private placement (the “2002 Private Placement”) of up to 10 million shares of common stock at $1.00 per share, exempt from registration pursuant to Rule 506 of Regulation D under the Securities Act of 1933. As of December 31, 2002, the Company had sold 3,223,360 shares for proceeds of $2,860,902, net of issuance costs of $212,458 and stock subscription receivable of $150,000, which related to shares purchased but for which payment had not been received as of December 31, 2002. This offering was closed on January 14, 2003 although subsequent to year end the Company sold an additional 1,088,000 shares for additional gross proceeds of $1,088,000.

The Company agreed to compensate a registered investment advisor with respect to shares purchased by its clients. As of December 31, 2002, the advisor was entitled to received 173,500 shares of common stock. The Company also agreed to compensate a finder registered under applicable law, and such finder’s agents, for identifying qualified investors. As of December 31, 2002, one of the finder’s agents was entitled to receive 750 shares of common stock. On January 14, 2003, the Company closed the 2002 Private Placement, at which point the Company agreed to issue the advisor an additional 2,500 shares and the finder and its other agent an aggregate of 9,750 additional shares and $2,500 in cash in connection with the shares sold subsequent to December 31, 2002 and through the closing date.

Shares placed by such registered advisor, finder and finder’s agent were accounted for as offering costs and valued at $1.00 per share, consistent with the price paid for shares placed in the offering. Such offering costs were netted against the proceeds of the 2002 Private Placement. Since none of the 174,250 shares had been issued as of December 31, 2002, the Company recorded the obligation to issue such shares as offering costs payable.

During 2002, the Company also agreed to issue an employee 2,100 shares of common stock for finding investors in connection with the 2002 Private Placement. None of the shares had been issued as of December 31, 2002. Accordingly, the Company recorded the obligation to general and administrative expenses in the statement of operations in the amount of $6,300. On January 14, 2003, the Company closed the 2002 Private Placement, at which point the Company agreed to issue such employee an additional 7,000 shares in connection with shares sold subsequent to December 31, 2002 and through the closing date.

Warrants—In connection with the 2001 Private Placement, the Company issued 339,200 and 550,100 warrants to purchase common stock at $6.50 and $5.00 per share, respectively. All of the warrants are exercisable immediately and expire through December 2005. The Company, upon giving written notice, may accelerate the exercise of the warrants and effect an early termination thereof in the event of either of the following: (i) the Company files a new drug application (“NDA”) with the Food and Drug Administration or (ii) the market price exceeds $11.00 and $10.00 for warrants with exercise prices of $6.50 and $5.00, respectively on any 10 trading days within a period of 20 consecutive trading days, as defined. In the event of acceleration, the unexercised warrants automatically terminate without payment by the Company upon the thirtieth day following the written notice. The Company valued the warrants at $886,328 using the Black-Scholes option pricing model, based on a deemed fair market value of the Company’s common stock of $2.28 per share, an assumed volatility of 95%, a risk-free interest rate of 3.91%, a weighted-average expected life of three years, and a dividend rate of 0.0%.

As described in Note 5, in August 2001, the Company offered warrants to holders of its outstanding convertible notes as an inducement to convert prior to the maturity of the notes. Holders representing $1,125,602 of the outstanding principal and accrued interest chose to convert at a conversion price of $2.00 per share and received 598,229 common shares and 562,801 warrants. These warrants have an exercise price of $6.50 per share and are immediately exercisable. The warrants expire on October 1, 2005, however, the Company may upon giving written notice, accelerate the exercise of the warrant and effect an early termination thereof in the event of either of the following: (i) the Company files a new drug application (“NDA”) with the Food and Drug Administration, or (ii) the market price exceeds $11.00 on any 10 trading days within a period of 20 consecutive trading days as defined. In the event of acceleration, the unexercised warrants automatically terminate without payment by the Company upon the thirtieth day following the written notice. The Company valued the warrants at $503,019 using the Black-Scholes option-pricing model, based on a deemed fair market value of the Company’s common stock of $2.28 per share, an assumed volatility of 95%, a risk-free interest rate of 3.91%, a weighted-average expected life of three years, and a dividend rate of 0.0%. The value of the warrants has been recorded as a debt conversion expense.

In 2001, the Company incurred a liability of $50,000 to finders in connection with the 2001 debt offering. In March 2002, the Company settled this liability by issuing 110,000 warrants. The warrants are exercisable immediately at an exercise price of $3.50 per share and have a 10 year life. The Company valued these warrants at $235,987 and recorded such value as interest expense in the statement of operations for the year ended December 31, 2002. The Company valued the warrants using the Black-Scholes option pricing model, based on a deemed fair market value of the Company’s common stock of $3.50 per share, an assumed volatility of 95%, a risk-free interest rate of 3.91%, a weighted average expected life of three years and a dividend rate of 0.0%.

7.    STOCK INCENTIVE PLAN

In October 2001, the Company’s Board of Directors adopted the Pro-Pharmaceuticals, Inc. 2001 Stock Incentive Plan (the “Plan”), which permits awards of incentive and nonqualified stock options and other forms of incentive compensation to employees and non-employees such as directors and consultants. The Board reserved 2,000,000 shares of common stock for issuance under the Plan. Options granted under the Plan generally have a vesting period ranging from immediately to over a period of 2 years and expire 5 years to 10 years from the grant date. At December 31, 2002 and 2001, 1,431,000 and 1,800,000 shares were available for future grant under the Plan, respectively. Information about options granted and outstanding during these periods is as follows:

	Shares	Exercise Price Per Share	Weighted Average Exercise Price
Outstanding, December 31, 2000	—	$—	$—
Granted	200,000	3.50	3.50
Exercised	—	—	—
Cancelled	—	—	—

Outstanding, December 31, 2001	200,000	3.50	3.50
Granted	369,000	3.50	3.50
Exercised	—	—	—
Cancelled	—	—	—

Outstanding, December 31, 2002	569,000	$3.50	$3.50

The following tables summarize information about stock options outstanding at December 31, 2002:

Options Outstanding				Options Exercisable
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$3.50	569,000	9.45	$3.50	365,086	$3.50

SFAS No. 123, “Accounting for Stock-Based Compensation”, requires the measurement of the fair value of stock options to be included in the statement of income or disclosed in the notes to the financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and elect the disclosure-only alternative under SFAS No. 123.

The Company has computed the pro forma disclosures required under SFAS No. 123 for its stock compensation plan for employees during the years ended December 31, 2002 and 2001 using the Black-Scholes option pricing model under the fair value method as prescribed by SFAS No. 123. The assumptions used for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001
Dividend yield	0%	0%
Expected volatility	95%	95%
Risk-free interest rate	2.25% - 2.32%	—
Expected life	3 years	3 years

The pro forma results are presented in Note 2 to these financial statements.

During 2001, the Company entered into a consulting agreement with a non-employee, who was also a Board member and member of the Audit Committee, pursuant to which the Company granted 200,000 options to purchase common stock at an exercise price of $3.50 in consideration for services to be performed. As the time of issuance, these options were valued at $238,892 using the Black-Scholes option pricing model, based on a deemed fair market value of the Company’s common stock of $2.28 per share, an assumed volatility of 95%, a risk-free interest rate of 3.91%, a weighted average expected life of three years, and a dividend rate of 0.0%. A portion of these options vested during fiscal years 2001 and 2002, and the remainder will vest during 2003. Consulting expense is estimated based on fair value pursuant to SFAS No. 123 and EITF No. 96-18 until the final measurement date, which is the earlier of performance completion or vesting. Under Financial Accounting Standards Board Interpretation (“FIN”) No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, an interpretation of APB Opinions No. 15 and 25”, compensation related to stock appreciation rights and other variable stock option or award plans should be measured at the end of each period. Fluctuations in the quoted market value of the Company’s stock covered by the option grant should be reflected as an adjustment of deferred compensation and compensation expense over the periods the related service is performed. Accordingly, the Company recorded a charge to compensation expense related to the fair value adjustment of $16,756 related to the unvested consultant options during 2002. Total expense for the years ended December 31, 2002 and 2001 related to these options was $64,273 and $147,317, respectively.

In March 2002, the Company entered into a second agreement with the same non-employee, by which the Company granted 2,000 options a month to purchase common stock at an exercise price of $3.50 in consideration for monthly consulting services. On November 11, such agreement was superceded by an amendment, which was effective retroactively to the date of the original agreement, March 1, 2002. Under the amended agreement, the Company granted 24,000 options on March 1, 2002, which vest at a rate of 2,000 options per month, as services are performed. These options were valued using the Black-Scholes option pricing model, based on a deemed fair market value of the Company’s common stock of $3.50 per share, an assumed volatility of 95%, a risk-free interest rate range of 3.91%, a weighted average expected life of three years, and a dividend rate of 0.0%. During 2002, the Company recorded a $41,056 charge to stock compensation expense related to the 20,000 options that vested during the year under the amended agreement. As of December 31, 2002, the Company had deferred compensation of $10,901 that related to the remaining unvested options, which will be recognized in 2003.

8.    COMMITMENTS AND CONTINGENCIES

Research and Development Commitments—During 2002, the Company entered into contracts with a clinical research organization (a “CRO”) and a data management company, the initial assignments under which will be to assist with the Phase I clinical trials, expected to extend through 2003, of the Company’s Davanat product in combination with 5-Fluorouracil (“5-FU”), a chemotherapy drug. The Company hired PRA Interntional, Inc. (“PRA”), a CRO, to serve as the overall manager of the clinical trials, for which PRA will provide assistance in design, management and implementation. The Company’s expenditure commitments under its PRA contract, terminable at any time on 30 days’ notice, represents 5% of the contracted budgetary amounts. The projected target date of completion of this engagement with PRA is November 2004. The Company hired Medidata Solutions, Inc. for purposes of electronic collection, analysis and management of the data generated by the Company’s clinical trials. The Company’s expenditure commitment under its Medidata contract, terminable at any time on 30 days’ notice, represents 15% of the contracted budgetary amounts, less fees previously paid or payable.

Lease Commitments—The Company leases its facility under a noncancelable operating lease that expires in May 2006. In connection with the operating lease, the Company has issued a letter of credit in the amount of $21,933 as part of the security deposit. Future minimum rental payments under this operating lease as of December 31, 2002 are approximately as follows:

Year Ending December 31,
2003	$106,000
2004	107,000
2005	109,000
2006	46,000

Total lease payments	$368,000

Rent expense under this operating lease was approximately $98,000 and $50,000 for the years ended December 31, 2002 and 2001, $0 for the period ended December 31, 2000 and $148,000 for the cumulative period from inception (July 10, 2000) through December 31, 2002.

9.    INCOME TAXES

The components of the net deferred tax asset are as follows at December 31:

	2002	2001
Operating loss carryforwards	$2,299,000	$909,000
Tax credit carryforwards	138,000	86,000
Temporary differences	(4,000)	(2,000)

	2,433,000	993,000
Less valuation allowance	(2,433,000)	(993,000)

Net deferred tax asset	$—	$—

As of December 31, 2002, the Company has federal net operating loss carryforwards totaling approximately $5,434,000 and research and development and investment tax credits of approximately $100,000 which expire between 2022 and 2023. Because of the Company’s limited operating history and its recorded losses, management has provided, in each of the last two years, a 100% allowance against the Company’s net deferred tax assets.

PART I—FINANCIAL INFORMATION

Item 1.    Financial Statements

PRO-PHARMACEUTICALS, INC.

(A Development Stage Company)

CONDENSED BALANCE SHEETS (Unaudited)

	March 31,	December 31,
	2003	2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,150,617	$1,921,233
Prepaid expenses and other current assets	97,945	72,733

Total current assets	2,248,562	1,993,966

PROPERTY AND EQUIPMENT, Net	189,788	177,160
INTANGIBLE ASSETS	100,586	85,090
DEPOSITS AND OTHER ASSETS	26,951	26,951

Total assets	$2,565,887	$2,283,167

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$251,613	$302,899
Accrued expenses	45,549	174,644
Offering costs payable	—	174,250
Convertible notes payable	15,000	15,000

Total current liabilities	312,162	666,793

STOCKHOLDERS’ EQUITY:
Common stock, $0.001 par value; 100,000,000 shares authorized, 5,000,000 undesignated shares, 20,343,571 and 19,034,647 issued and outstanding at March 31, 2003 and December 31, 2002, respectively	20,343	19,034
Additional paid-in capital	11,043,757	9,635,531
Stock subscriptions receivable	—	(150,000)
Deferred compensation	(32,277)	(54,959)
Deficit accumulated during the development stage	(8,778,098)	(7,833,232)

Total stockholders’ equity	2,253,725	1,616,374

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,565,887	$2,283,167

See notes to condensed financial statements.

PRO-PHARMACEUTICALS, INC.

(A Development Stage Company)

CONDENSED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended March 31,		Cumulative Period From Inception (July 10, 2000) To March 31, 2003
	2003	2002
OPERATING EXPENSES:
Research and development	$393,879	$309,082	$2,870,613
General and administrative(a)	559,187	408,087	3,718,713

Total operating expenses	(953,066)	(717,169)	(6,589,326)

INTEREST INCOME	11,590	5,671	61,026

INTEREST EXPENSE	(3,390)	(240,795)	(2,249,798)

Net loss	$(944,866)	$(952,293)	$(8,778,098)

NET LOSS PER SHARE—BASIC AND DILUTED	(0.05)	(0.06)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING—
Basic and diluted	19,993,185	15,524,410

(a) The following summarizes the allocation of the stock-based compensation charge: General and administrative	$46,961	$16,072

See notes to condensed financial statements

PRO-PHARMACEUTICALS, INC.

(A Development Stage Company)

CONDENSED STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months Ended March 31,		Cumulative Period From Inception (July 10, 2000) To March 31, 2003
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(944,866)	$(952,293)	$(8,778,098)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	16,846	8,471	72,685
Amortization of deferred compensation
Amortization of debt discount on convertible notes	—	—	1,258,012
Expense related to issuance of warrants to purchase common stock		235,987	235,987
Writeoff of intangible assets	—	—	107,000
Debt conversion expense	—	—	503,019
Interest expense related to convertible notes payable		4,808	10,274
Stock based compensation expense	46,961	16,072	467,104
Changes in current assets and liabilities:
Prepaid and other expenses	(25,213)	(13,907)	(94,818)
Deposits and other assets	—	—	(26,951)
Accounts payable	(51,286)	(30,707)	242,585
Accrued expenses	(838)	99,697	173,806

Net cash used in operating activities	(958,396)	(631,872)	(5,829,395)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(29,474)	(31,302)	(262,473)
Increase in patents costs and other assets	(15,496)	(16,553)	(100,586)

Net cash used in investing activities	(44,970)	(47,855)	(363,059)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common stock and warrants	—	—	2,229,750
Net proceeds from sale of common stock	1,232,750	156,000	4,869,691
Net proceeds from issuance of convertible notes payable	—	—	1,320,602
Repayment of convertible notes payable	—	—	(86,000)
Proceeds from shareholder advances	—	—	9,028

Net cash provided by financing activities	1,232,750	156,000	8,343,071

NET INCREASE IN CASH AND CASH EQUIVALENTS	229,384	(523,727)	2,150,617
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,921,233	1,491,172	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,150,617	$967,445	$2,150,617

PRO-PHARMACEUTICALS, INC.

(A Development Stage Company)

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

March 31, 2003

1.	NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Pro-Pharmaceuticals, Inc. (the “Company”), was established in July 2000. The Company is in the development stage and is in the process of developing technology that is intended to reduce toxicity and improve the efficacy of currently existing chemotherapy drugs by combining the drugs with a number of specific carbohydrate compounds. The carbohydrate-based drug delivery system may also have applications for drugs now used to treat other diseases and chronic health conditions.

The Company is devoting substantially all of its efforts toward product research and development, and raising capital.

•	One of its product candidates began Phase I clinical trials in January 2003.

•	To date the Company has raised approximately $8.3 million in capital principally through the issuance of convertible notes, the sale of common stock through public offering and the sale of common stock through private placements.

BASIS OF PRESENTATION

The Company is subject to a number of risks similar to those of other development-stage companies, including dependence on key individuals, uncertainty of product development and generation of revenues, dependence on outside sources of capital, risks associated with clinical trials of products, dependence on third-party collaborators for research operations, need for regulatory approval of products, risks associated with protection of intellectual property, and competition with larger, better-capitalized companies.

The Company’s financial statements have been presented on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company is in the development stage, has incurred a net loss since inception of $8,778,098 and expects to incur additional losses in the near future. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Successful completion of the Company’s development program and, ultimately, the attainment of profitable operations is dependent upon future events, including obtaining adequate financing to fulfill its development activities and achieving a level of revenues adequate to support the Company’s cost structure. The Company will seek additional financing to fund future operations and future significant investments in the business. However, there can be no assurance that the Company will be able to obtain financing on acceptable terms, or at all.

The condensed financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The Company believes, however, that the disclosures are adequate to make the information presented not misleading. It is suggested that these condensed financial statements be read in conjunction with the financial statements and the notes thereto included in the Company’s latest annual report on Form 10-KSB.

The condensed financial statements, in the opinion of management, include all adjustments (of a normal, recurring nature) necessary to present fairly the Company’s financial position and the results of operations. These results are not necessarily indicative of the results to be expected for the entire year.

SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company in preparing its financial statements are set forth in Note 2 to the financial statements included in its report on Form 10-KSB for the year ended December 31, 2002. The Company has made no changes to these policies during this quarter.

2.	NET LOSS PER SHARE

Basic and diluted net loss per share is presented in conformity with SFAS No. 128, “Earnings per Share,” for all periods presented. In accordance with SFAS No. 128, basic and diluted net loss per common share was determined by dividing net loss applicable to common stockholders by the weighted-average common shares outstanding during the period, less shares subject to repurchase. Diluted weighted-average shares are the same as basic weighted-average shares since the inclusion of 1,894,026 and 2,078,091 shares at March 31, 2003 and 2002, respectively, issuable pursuant to the exercise of stock options and warrants and conversion of convertible debt would have been antidilutive.

3.	STOCKHOLDERS EQUITY

2002 Private Placement—In September 2002, the Company began a private placement (the “2002 Private Placement”) of up to 10 million shares of common stock at $1.00 per share, exempt from registration pursuant to Rule 506 of Regulation D under the Securities Act of 1933. As of December 31, 2002, the Company had sold 3,223,360 shares for proceeds of $2,860,902, net of issuance costs of $212,458 and stock subscription receivable of $150,000, which related to shares purchased but for which payment had not been received as of December 31, 2002. In the three months ended March 31, 2003, the Company sold an additional 1,088,000 shares for additional gross proceeds of $1,088,000. This offering closed on January 14, 2003.

The Company agreed to compensate a registered investment advisor with respect to shares purchased by its clients. As of December 31, 2002, the advisor was entitled to received 173,500 shares of common stock. The Company also agreed to compensate a finder registered under applicable law, and such finder’s agents, for identifying qualified investors. As of December 31, 2002, one of the finder’s agents was entitled to receive 750 shares of common stock. In the three months ended March 31, 2003, the Company agreed to issue the advisor an additional 2,500 shares and the finder and its other agent an aggregate of 9,750 additional shares and $5,250 in cash in connection with the shares sold subsequent to December 31, 2002.

In March 2003, the Company issued 186,500 shares of common stock as compensation to these registered investment advisors, finder and finder’s agent. Shares placed by such registered advisor, finder and finder’s agent were accounted for as offering costs and valued at $1.00 per share, consistent with the price paid for shares placed in the offering. Such offering costs were netted against the proceeds of the 2002 Private Placement.

During 2002, the Company also agreed to issue an employee 2,100 shares of common stock for finding investors in connection with the 2002 Private Placement. None of the shares had been issued as of December 31, 2002. Accordingly, the Company recorded the obligation to general and administrative expenses in the statement of operations in the amount of $6,300. On January 14, 2003, the Company closed the 2002 Private Placement, at which point the Company agreed to issue such employee an additional 7,000 shares in connection with shares sold subsequent to December 31, 2002 and through the closing date. In March 2003, the Company issued 9,100 shares of common stock to this employee. The Company recorded a stock compensation charge of $21,000 to general and administrative expenses in the statement of operations for the three month period ended March 31, 2003. In March 2003, the Company issued 9,100 shares of common stock to such employee.

4.	STOCK OPTION PLANS

As allowed by Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” the Company has elected to account for stock-based compensation at intrinsic value with disclosure of the effects of fair value accounting on net loss and net loss per share on a pro forma basis. At March 31, 2003, the Company had one stock incentive plan. The Company accounts for awards issued to employees under the plan using the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. No compensation expense has been recognized in connection with its stock option plans, as all options granted under the plan had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net loss and net loss per share had the Company adopted the fair value recognition provisions of SFAS No. 123:

	Three Months Ended
	March 31,
	2003	2002
Net loss, as reported	$(944,866)	$(952,293)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(40,097)	—
Pro forma net loss	$(984,963)	$(952,293)

Net loss per share:
Basic and diluted—as reported	(0.05)	(0.06)
Basic and diluted—pro forma	(0.05)	(0.06)

The Company estimated the fair value on the date of grant using the Black-Scholes Option Pricing Model. Key assumption used to apply this pricing model were a deemed fair market values of the Company’s common stock ranging from $2.91 to $3.50 per share on the grant date, risk free interest rates ranging from 2.25% to 2.32%, an expected life 3 years, and a dividend rate of 0.0%.

5.    SUBSEQUENT EVENTS

In May 2003, the Company began a private placement of up to 2.5 million shares of restricted common stock at $2.00 per share, exempt from registration pursuant to Rule 506 of Regulation D under the Securities Act 1933. All of the investors had to qualify as “accredited investors” as defined in such regulation. As of July 10, 2003, the Company had received gross proceeds of approximately $1,770,000. The Company terminated this private placement on July 19, 2003. The Company intends to dedicate the proceeds to research and development, including expenses of Phase I/II clinical trials of its drug candidate for which the FDA approved an investigational new drug application, and general and administrative expenses.

On May 14, 2003 an action titled Sheila Jayaraj v. Pro-Pharmaceuticals, Inc. and David Platt (Commonwealth of Massachusetts, Middlesex Superior Court, Case No. 03-2102) was instituted against the Company. A related complainant letter dated May 14, 2003 was filed with the Occupational Safety and Health Administration of the U.S. Department of Labor. The Plaintiff, who was Vice President of Investor Relations and Corporate Strategy for approximately five months, asserts against the Company claims for wrongful discharge in violation of public policy and of employee protection provided for under the Sarbanes-Oxley Act of 2002. The plaintiff seeks monetary damages and full reinstatement of her position at the Company. Based on a preliminary investigation the Company has conducted, management believes the claims are without merit, and accordingly intends to defend the allegations vigorously.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.    Indemnification of Directors and Officers

Article V of our Articles of Incorporation provides that no director or officer of our company will be liable to us or to any of our stockholders for breach of his or her fiduciary duty as a director or officer, except for:

•	Acts or omissions by the director or officer which involve intentional misconduct, fraud or a knowing violation of law, or

•	The payment of any distribution to any of our stockholders in violation of, and as provided under, Section 78.300 of the Nevada Revised Statutes.

Our By-laws provide that we will indemnify our officers and directors to the fullest extent permitted by Section 78.7502 of the Nevada Revised Statutes, provided the officer or director acts in good faith and in a manner which he or she reasonably believes to be in or not opposed to the company’s best interests, and with respect to any criminal matter, had no reasonable cause to believe that his or her conduct was unlawful. Our By-laws also provide that, to the fullest extent permitted by Section 78.751 of the Nevada Revised Statutes, we will pay the expenses of our officers and directors incurred in defending a civil or criminal action, suit or proceeding, as they are incurred and in advance of the final disposition of the matter, upon receipt of an undertaking acceptable to the Board of Directors for the repayment of such advances if it is ultimately determined by a court of competent jurisdiction that the officer or director is not entitled to be indemnified.

Subsection (1) of Section 78.7502 of the Nevada Revised Statutes empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Subsection (2) of Section 78.7502 of the Nevada Revised Statutes empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth in subsection (1) enumerated above, against expenses (including amounts paid in settlement and attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation except that no indemnification may be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought determines that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Subsection (3) of Section 78.7502 of the Nevada Revised Statutes provides that to the extent a director, officer, employee, or agent of a corporation has been successful in the defense of any action, suit, or proceeding referred to in subsections (1) and (2) or in the defense of any claim, issue, or matter therein, that person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Section 78.751 of the Nevada Revised Statutes provides that a corporation’s charter or by-laws, or an agreement made by the corporation, may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Section 78.751 also provides that indemnification and advancement of expenses authorized in or ordered by a court does not exclude any other rights to which the indemnified party may be entitled.

Section 78.752 of the Nevada Revised Statutes empowers the corporation to purchase and maintain insurance on behalf of any person acting in any of the capacities set forth in Subsection (1) of Section 78.7502 against any liability asserted against that person and liability and expenses incurred by that person in any such capacity or arising out of the person’s status as such whether or not the corporation would have the power to indemnify that person against such liability and expenses.

Reference is made to Item 28 for Pro-Pharmaceuticals’ undertakings in this registration statement with respect to indemnification of liabilities arising under the Securities Act of 1933, as amended.

Item 25.    Other Expenses of Issuance and Distribution.

The following is a list of the expenses, other than the placement fees, to be incurred by the Registrant in connection with the preparation and filing of this Registration Statement. All amounts shown are estimates except for the SEC registration fee. The Registrant will pay all expenses in connection with the distribution of the shares of common stock being sold by the selling security holders, except for the fees and expenses of any counsel and other advisors that any selling security holders may employ to represent them in connection with the offering and any brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

SEC Registration Fee	$977.60
Accountants’ Fees and Expenses	$46,000.00
Legal Fees and Expenses	$40,000.00
Transfer Agent Fees and Expenses	$2,500.00
Other Offering Expenses	$2,000.00

Total	$91,477.60

Item 26.    Recent Sales of Unregistered Securities.

1.  Commencing in December 2000 and continuing through May 2001, Pro-Pharmaceuticals (Massachusetts) issued convertible notes with an aggregate principal amount of $1,320,602 to “accredited investors” as such term is defined in Regulation D promulgated under the Securities Act of 1933. These notes became our corporate obligations as a result of the merger with Pro-Pharmaceuticals (Massachusetts).

In August 2001, we offered warrants to holders of the convertible notes as an inducement to convert prior to the maturity of the notes. Holders representing $1,125,102 of the outstanding principal and accrued interest chose to convert at a conversion price of $2.00 per share and received 598,229 common shares and 562,801 warrants. The warrants have an exercise price of $6.50 per share and are immediately exercisable.

As “additional consideration” for originally purchasing the note, each of our noteholders was entitled to receive one-half (1/2) share of our common stock for each dollar of principal. We issued to the noteholders an aggregate of 660,321 of such “additional compensation” shares.

In May 2002, we extended the maturity date for the $195,000 of outstanding notes for one year. In consideration for the extension, 48,750 shares of common stock were issued to the holders of the outstanding notes. Between June 2002 and April 2003, the remaining $195,000 of outstanding notes was either repaid in cash or converted and an aggregate of 52,128 shares of common stock were issued to the holders of the outstanding notes.

In issuing the notes, Pro-Pharmaceuticals (Massachusetts) relied upon the exemption provided by Rule 506 under Section 4(2) of the Securities Act of 1933. All shares of common stock issued upon conversion of the notes are “restricted securities” as defined in Rule 144 under the Securities Act.

2.  In May 2001, we began a private placement of securities exempt from registration pursuant to Rule 506 of Regulation D under the Securities Act of 1933 in order to raise $5,145,000 to cover our expenditures. We abandoned this private placement as of December 3, 2001, and terminated all offering activity on or before that date. Purchasers under the private placement had to qualify as “accredited investors” as such term is defined in Regulation D. The offered securities comprised up to 1,470,000 units, offered at $3.50 each, of one share of our common stock and one 4-year warrant exercisable at $6.50 to purchase one share of our common stock. We sold 689,300 units as of the date we abandoned the offering. The warrant is subject, following written notice, to acceleration if either (i) we file a New Drug Application with the FDA, or (ii) our stock is listed on an exchange and its closing price exceeds $11.00 on any 10 trading days within a period of 20 consecutive trading days or, if our stock is quoted on the NASDAQ National Market System or Small Cap Market, or over-the-counter, and the average of the closing bid and asked prices thereon exceeds $11.00 on any 10 trading days within a period of 20 consecutive trading days.

In connection with agreements with three investors in this offering who were each willing to invest a substantial amount of funds, we sold units at $3.00 each, as follows: 133,400 of the units for a total of $400,200; 66,700 units for a total of $200,100; and 150,000 units for a total of $450,000. We reduced each investor’s warrant exercise price to $5.00, and changed the warrant acceleration provision to lower the 10-day closing price threshold to $10.00. We also granted the earliest of these investors an option to purchase an additional 200,000 units on the same terms as that investor’s current purchase. The option is exercisable at any time until 30 days after we notify the investor of our receipt of notice that an investigational new drug application filed by us with the FDA has become effective for any one of our compounds.

As of the termination of this offering in December 2001, we had received proceeds of $2,237,500 from the sale of the securities offered in this private placement. Such purchases have resulted to date in our issuing 689,300 shares of our common stock and warrants to purchase 689,300 shares of our common stock.

3.  In September 2002, the Company began a private placement of up to 10 million shares of common stock at $1.00 per share, exempt from registration pursuant to Rule 506 of Regulation D under the Securities Act of 1933. Each purchaser under this private placement had to qualify as an “accredited investor” as defined in Regulation D or as a sophisticated investor with a purchaser representative under Rule 506 of such regulation. As of December 31, 2002, the Company had sold 3,223,360 shares for gross proceeds of $3,223,360. This offering was closed on January 14, 2003. Subsequent to December 31, 2002 and prior to closing the offering, the Company sold an additional 1,088,000 shares for additional gross proceeds of $1,088,000.

The Company agreed to compensate a registered investment adviser with respect to shares purchased by its clients based on the recommendation of the adviser. This adviser was entitled to receive 173,500 shares of common stock as of December 31, 2002, and an additional 2,500 subsequent to year-end, for a total of 176,000 shares as of the closing of the private placement. We also agreed to compensate a finder registered under applicable law, and such finder’s agents, for identifying qualified investors. One of the finder’s agents was entitled to receive 750 shares of common stock as of December 31, 2002, and the finder and another of its agents were entitled to receive in aggregate an additional 9,750 shares and $2,750 in cash as of the closing.

We also agreed to compensate one of our officers for identifying qualified investors. As of December 31, 2002, the officer was entitled to receive 2,100 shares of common stock, and an additional 7,000 subsequent to year-end, for a total of 9,100 shares as of the closing. The shares due to the officer were accounted for as compensation, which was charged to general and administrative expenses in the statement of operations.

4.  In May 2003, the Company began a private placement of up to 2.5 million shares of common stock at $2.00 per share, exempt from registration pursuant to Rule 506 of Regulation D under the Securities Act of 1933. Purchasers under this private placement had to qualify as “accredited investors” as such term is defined in Regulation D. As of July 10, 2003, the Company had sold approximately 885,000 shares for gross proceeds of approximately $1,770,000. The Company terminated this private placement on July 15, 2003.

Item 27.    Exhibits.

Exhibit Number	Description of Document

3.1	Articles of Incorporation of the Registrant, dated January 26, 2001	*

3.2	Amended and Restated By-laws of the Registrant	**

5	Opinion of Perkins, Smith & Cohen, LLP (including the consent of such firm) regarding the legality of the securities being offered

10.1	Assignment and Assumption Agreement, dated April 23, 2001, by and between Developed Technology Resource, Inc. and DTR-Med Pharma Corp.	*

10.2	Stock Exchange Agreement, dated April 25, 2001, by and among Developed Technology Resource, Inc., DTR-Med Pharma Corp., Pro-Pharmaceuticals, Inc. (Massachusetts) and the Shareholders (as defined therein)	*

10.3	Pro-Pharmaceuticals, Inc. 2001 Stock Incentive Plan	**

10.4	Consulting Agreement, dated as of March 14, 2002, as amended November 14, 2002, by and between Pro-Pharmaceuticals, Inc. and Burton Firtel	***

10.5	Consulting Agreement, dated as of January 16, 2003, by and between Pro-Pharmaceuticals, Inc. and David H. Smith	***

16.1	Letter from Scillia Dowling & Natarelli LLC to the Commission, dated February 25, 2002, concerning change in certifying accountant	****

16.2	Letter from Scillia Dowling & Natarelli LLC to the Commission, dated March 7, 2002, concerning change in certifying accountant	****

21	Subsidiaries of the Registrant	None

23.1	Consent of Perkins, Smith & Cohen, LLP (included as part of Exhibit 5 hereto)

23.2	Consent of Scillia Dowling & Natarelli LLC, independent auditors

23.3	Independent Auditors Consent—Deloitte & Touche LLP

24	Powers of Attorney (included on Page II-6)

*	Incorporated by reference to the Registrant’s Registration Statement on Form 10-SB, as filed with the Commission on June 13, 2001.
**	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-QSB for the period ended September 30, 2001, as filed with the Commission on November 14, 2001.
***	Incorporated by reference to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002, as filed with the Commission on March 31, 2003.
****	Incorporated by reference to the Registrant’s Current Report on Form 8-K as filed with the Commission on March 8, 2002.

Item 28.    Undertakings.

The undersigned Registrant hereby undertakes:

1.  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to: (i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.  For the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

5.  (a)  For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed under Rule 424(b)(1), or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time the Commission declared it effective.

(b)  For the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in Newton, Massachusetts, on July 17, 2003.

PRO-PHARMACEUTICALS, INC.

By:	/S/ DAVID PLATT, PH.D.

Name: David Platt, Ph.D. Title: President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints DAVID PLATT, Ph.D., his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement, any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933 and any or all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ DAVID PLATT, PH.D. David Platt, Ph.D.	President, Chief Executive Officer, Secretary and Director (Principal Executive Officer)	July 16, 2003

/s/ DAVID A. CHRISTOPHER David A. Christopher	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	July 16, 2003

/s/ JAMES C. CZIRR James C. Czirr	Executive Vice President of Business Development and Director	July 17, 2003

/s/ BURTON C. FIRTEL	Director	July 16, 2003
Burton C. Firtel

/s/ DALE H. CONAWAY, D.V.M.	Director	July 16, 2003
Dale H. Conaway, D.V.M.

/s/ DAVID H. SMITH	Director	July 10, 2003
David H. Smith

/s/ EDGAR BEN-JOSEF, M.D.	Director	July 16, 2003
Edgar Ben-Josef, M.D.

/s/ STEVEN PRELACK	Director	July 16, 2003
Steven Prelack

/s/ MILDRED S. CHRISTIAN, PH.D.	Director	July 17, 2003
Mildred S. Christian, Ph.D.

Exhibit Number	Description of Document

3.1	Articles of Incorporation of the Registrant, dated January 26, 2001	*

3.2	Amended and Restated By-laws of the Registrant	**

5	Opinion of Perkins, Smith & Cohen, LLP (including the consent of such firm) regarding the legality of the securities being offered

10.1	Assignment and Assumption Agreement, dated April 23, 2001, by and between Developed Technology Resource, Inc. and DTR-Med Pharma Corp.	*

10.2	Stock Exchange Agreement, dated April 25, 2001, by and among Developed Technology Resource, Inc., DTR-Med Pharma Corp., Pro-Pharmaceuticals, Inc. (Massachusetts) and the Shareholders (as defined therein)	*

10.3	Pro-Pharmaceuticals, Inc. 2001 Stock Incentive Plan	**

10.4	Consulting Agreement, dated as of March 14, 2002, as amended November 14, 2002, by and between Pro-Pharmaceuticals, Inc. and Burton Firtel	***

10.5	Consulting Agreement, dated as of January 16, 2003, by and between Pro-Pharmaceuticals, Inc. and David H. Smith	***

16.1	Letter from Scillia Dowling & Natarelli LLC to the Commission, dated February 25, 2002, concerning change in certifying accountant	****

16.2	Letter from Scillia Dowling & Natarelli LLC to the Commission, dated March 7, 2002, concerning change in certifying accountant	****

21	Subsidiaries of the Registrant	None

23.1	Consent of Perkins, Smith & Cohen, LLP (included as part of Exhibit 5 hereto)

23.2	Consent of Scillia Dowling & Natarelli LLC, independent auditors

23.3	Independent Auditors Consent—Deloitte & Touche LLP

24	Powers of Attorney (included on Page II-6)

*	Incorporated by reference to the Registrant’s Registration Statement on Form 10-SB, as filed with the Commission on June 13, 2001.
**	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-QSB for the period ended September 30, 2001, as filed with the Commission on November 14, 2001.
***	Incorporated by reference to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002, as filed with the Commission on March 31, 2003.
****	Incorporated by reference to the Registrant’s Current Report on Form 8-K as filed with the Commission on March 8, 2002.